02036815

AR/S
12/31/01

2001 ANNUAL REPORT

AMPEX Corporation

Dear Ampex Shareholder:

Last year, most of this letter was devoted to iNEXTV, the Internet video subsidiary that was started in 1999. With regret, in July of 2001, this operation was discontinued. The expenses of iNEXTV and the write-off of the investments in it accounted for the majority of the net loss of $22.4 million that Ampex reported for the year ending December 31, 2001.

While we continue to believe that the Internet video business was an excellent opportunity for Ampex to build on its video industry strengths, we made every effort to be forthright about the risks of entering this business. Anticipating early on that it would be unwise to count on the capital markets alone to finance iNEXTV, we decided to offer our Data Systems subsidiary for sale in order to provide the required capital. We, and our outside advisors, were surprised that the initial price indications from potential buyers did not adequately reflect the value of Data Systems. As the economy and stock market worsened last year, potential buyers were unwilling or unable to increase their offers, and the Board of Directors has now determined that a sale is not likely to be concluded on terms that are in the best interests of stockholders. Therefore, Data Systems has been withdrawn from sale and its financial results are included in continuing operations. We intend to continue to operate Data Systems as a provider of mass data solutions for the broadcasting and government markets.

I think it is appropriate to recognize the progress made by the iNEXTV team in programming, technology and distribution. By May 2001, Jupiter Media Metrix, the leading Internet research firm, reported that iNEXTV had become the leading source of original Internet video 'infotainment' content in their survey. As those of you who are frequent users of the Internet know, video content and advertising are continuing to grow. However, Ampex cannot invest money that it does not have and we must move on.

After a profitable year in 2000, Data Systems reported an operating loss of $5.4 million in 2001. The Company's two major end-use markets, broadcasters and the military, exhibited sales declines. In the case of broadcasting, the continuing advertising recession makes it unlikely that sales in this area will improve in the coming year. Subsequent to the terrorist attacks of September 11th, we have seen increased levels of orders for our military products but we do not know how long lasting this will be. Consequently, we are continuing to monitor spending very carefully. Excluding reserve increases and write-offs, which are not expected to reoccur this year, Data Systems returned to operating profitability in the fourth quarter of 2001. If sales reach our current plan level, this subsidiary should make an operating profit for 2002.

Licensing revenue, as predicted last year, was satisfactory at approximately $12 million. Underlying this result were two major factors, one of which was negative, the other positive. Historically, most of our licensing income has been from analog video recorders, and sales of these devices are in rapid decline. Offsetting this, in the fourth quarter we received $3.5 million representing the first ongoing license for Ampex technology in the MiniDV digital camcorder product. This agreement is significant because it supports the position we have taken for quite some time with various manufacturers, that our digital technology is used in MiniDV. The fourth quarter receipt represents payment for use in prior periods and we expect that continuing payments from this licensee will contribute moderately to royalty revenue in 2002 and beyond. Our negotiations with other manufacturers of similar products continue and we are now more optimistic that we will eventually sign additional licenses which would increase digital royalty income. However, our experience has been that licensing negotiations are very time consuming and in the short run we expect that analog royalties will decline faster than digital royalties increase. With the caveat that licensing income is hard to forecast, our best estimate is that in the first half, overall royalties will be lower than they were last year. If we are successful in some of our current negotiations, royalties could improve in the second half of 2002.

Chairman's letter continued on inside back cover

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]*

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]*

For the transition period from__________ to __________

Commission File No. 0-20292

Ampex Corporation

(Exact name of Registrant as specified in its charter)

Delaware	13-3667696
(State of incorporation)	(I.R.S. employer identification number)

1228 Douglas Avenue
Redwood City, California 94063-3199
(Address of principal executive offices, including zip code)

(650) 367-2011
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock, par value $.01 per share

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements, for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant as of February 28, 2002 was approximately $7,213,929 based on a price of $0.14 per share, which was the closing price of the Registrant's Class A Common Stock on the American Stock Exchange on that date. The Class A Common Stock is the only class of common stock outstanding.

As of February 28, 2002 there were 61,652,996 outstanding shares of Class A Common Stock and no outstanding shares of Class C Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's Proxy Statement for its 2001 Annual Meeting of Stockholders is incorporated by reference into Part III (Items 10, 11, 12 and 13) of this Form 10-K.

AMPEX CORPORATION

FORM 10-K
Year Ended December 31, 2001

INDEX

PART I

ITEM 1. BUSINESS

Introduction

Ampex Corporation ("Ampex" or the "Company") is a leading innovator of visual information technology. During its 57-year history, Ampex has developed substantial proprietary technology relating to the electronic storage, processing and retrieval of data, particularly images. Ampex currently holds approximately 750 patents and patent applications covering digital image-processing, data compression and recording technologies. The Company, through its wholly-owned subsidiary, Ampex Data Systems Corporation ("Data Systems"), incorporates this technology in the design and manufacture of very high performance tape-based storage products, principally for digital recording, archiving and rapid restore/backup applications. The Company also leverages its investment in research and development through its Corporate Licensing division that licenses Ampex patents to manufacturers of consumer electronics products. In the past ten years, the Company has received royalty payments in excess of $115 million.

In the second quarter of 2001, the Company determined that the Internet video operations of its wholly-owned subsidiary, iNEXTV, were unlikely to generate sufficient advertising revenues to achieve profitability within an acceptable time frame. Accordingly, as of June 30, 2001, the Company closed iNEXTV's operations in New York City and terminated development of Internet video technology in Redwood City, California. The Company discontinued funding its subsidiary, AENTV in Los Angeles and its partially-owned affiliate, TV1.de in Munich, Germany. The Company's Internet operations have been classified as discontinued operations for all periods presented.

Ampex had announced its intention to sell Data Systems, and in 2000 and through September 2001, the Company's consolidated financial statements included this subsidiary's operations as a discontinued business. Ampex did not receive offers to purchase Data Systems that, in the opinion of the Company's Board of Directors, were adequate. Accordingly, the Company has ceased its efforts to sell Data Systems and has restated financial statements for all periods included in this Form 10-K to include Data Systems as a component of its continuing operations.

Subsequent to December 31, 2001, the Company completed previously announced restructurings of its principal senior debt. The debt restructuring has improved the Company's financial position by deferring significant debt repayments which would otherwise have been due in 2002 and 2003. The Company has agreed until such indebtedness is repaid in full it will apply substantially all its future net patent royalty stream to the repayment of the restructured indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Senior Notes Restructuring."

The Company was incorporated in Delaware in January 1992 as the successor to a business originally organized in 1944. References to "Ampex" or the "Company" include subsidiaries and predecessors of Ampex Corporation, unless the context indicates otherwise. The principal executive offices of the Company are located at 1228 Douglas Avenue, Redwood City, California 94063, and its telephone number is (650) 367-2011. The Company's Class A Common Stock is traded on the American Stock Exchange under the symbol "AXC".

Forward-Looking Statements

This Form 10-K contains predictions, projections and other statements about the future that are intended to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, those described under

"Risk Factors," below. These forward-looking statements speak only as of the date of this Report. The Company disclaims any obligation or undertaking to disseminate updates or revisions of any expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. IN ASSESSING FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM 10-K, READERS ARE URGED TO READ CAREFULLY ALL SUCH CAUTIONARY STATEMENTS.

Risk Factors

Risk of Continuing Losses

Ampex has incurred significant net losses in the three years ended December 31, 2001, primarily attributable to its Internet video programming activities. As of June 30, 2001, the Company closed its Internet businesses and recorded charges to write-off its investments in iNEXTV and its affiliates as well as to provide for costs of closure, principally real estate leases. In prior years, the Company's disk storage subsidiary, MicroNet incurred operating losses, and, in 2000, the Company provided reserves to close down MicroNet. The Company no longer operates either of these businesses and it has provided reserves for all known costs that have been guaranteed by it.

The Company's continuing operations include the results of Data Systems and the Company's corporate licensing division. In 2001, total revenues were not sufficient to offset operating costs of these businesses. In addition, the Company incurs substantial interest expense on its indebtedness. Although the Company has restructured the operations of Data Systems in order to position it to operate at a profit at lower sales levels, there is no assurance it will do so in future periods. In addition, while the Company's licensing activities have been historically profitable, the Company cannot predict the amount of licensing royalties that it may realize in future periods. Future profitability from licensing will be dependent upon obtaining new licensees of the Company's patents for use in new products such as digital camcorders, digital cameras, DVDs and other consumer products. Manufacturers of those products have previously not licensed the Company's patents for such products. Licensing negotiations can take as much as several years to conclude, and the Company to date has held only preliminary discussions with prospective licensees of products other than digital camcorders.

Accordingly, there is a material risk that the Company will incur operating losses in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," below and the other Risk Factors included in this section.

Risks of Declining Liquidity

The Company has experienced a substantial reduction in its cash and marketable securities which declined from $15.4 million at December 31, 2000 to $8.0 million at December 31, 2001.

To deal with its declining liquidity, the Company in 2001 restructured and extended the maturity dates of its outstanding senior debt, discontinued certain unprofitable Internet video operations, and borrowed funds from a former affiliate to make required contributions to its employee retirement plan which is substantially underfunded. See "Pension Plan Matters." Management currently believes that these actions, coupled with anticipated royalty collections under licensing agreements presently in effect, should be sufficient to satisfy all projected cash obligations for at least the next 12 months.

During the past several years, the Company has initiated cost reduction programs at Data Systems and continues to implement strategies to lower its operating overhead. Data Systems currently believes that it should operate at a cash flow breakeven at current sales levels and that it should have adequate liquidity to satisfy its obligations for at least the next 12 months. However, sales levels at Data Systems have declined in recent years and there can be no assurance that this trend will not continue. The television production and broadcast market, which historically has been one of Data Systems' principal markets, has been adversely affected by depressed advertising spending. In order for Data Systems to realize substantial future sales growth, the Company believes that the broadcast market must recover.

Data Systems obtained a short-term inventory line of credit in October 2001 that provided additional liquidity to enable it to develop a repayment plan for its trade accounts payable, much of which had become past due by the end of the third quarter of 2001. This facility is scheduled to expire by March 31, 2002, and it is not expected to be renewed. Also, Data Systems' accounts receivable line of credit, against which outstanding borrowings at December 31, 2001 totaled $1.0 million, is scheduled to expire in May 2002. Data Systems is seeking to obtain a replacement accounts receivable line of credit to deal with its seasonal changes in cash flow. If the accounts receivable facility is not replaced or extended, Data Systems will be required to implement additional cash conservation strategies, possibly including additional personnel or inventory reductions or deferral of capital spending.

Risks Associated with Acquisition Strategy

Ampex is not currently seeking to make any acquisitions of new businesses. At present, the terms of the Company's principal debt instruments substantially restrict the Company's ability to make acquisitions or investments in new businesses. However, Ampex has made, and may under certain circumstances in the future make, acquisitions of, and/or investments in, other businesses. These entities may be involved in new businesses in which Ampex has not historically been involved. Ampex may not be able to identify or acquire additional acquisition candidates in the future, or complete any further acquisitions or investments on satisfactory terms.

Acquisitions and investments involve numerous additional risks, including difficulties in the management of operations, services and personnel of the acquired companies, and of integrating acquired companies with Ampex and/or each other's operations. Ampex may also encounter problems in entering markets and businesses in which it has limited or no experience. Acquisitions can also divert management's attention from other business concerns. Ampex has made and may make additional investments in companies in which it owns less than a 100% interest. Such investments involve additional risks, including the risk that Ampex may not be in a position to control the management or policies of such entities, and the risk of potential conflicts with other investors. Accordingly, there can be no assurance that any acquisitions or investments that Ampex has made, or may make in the future, will result in any return, or as to the timing of any return. All of the Company's acquisitions of Internet companies have been written off during 2000 and 2001. In addition, Ampex elected to discontinue the operations of MicroNet, which it acquired in 1998. It is possible that Ampex could lose all or a substantial portion of any future investments.

Fluctuations in Royalty Income

Ampex's results of operations in certain prior periods reflect the receipt of significant royalty income, including material nonrecurring payments resulting from negotiated settlements primarily related to sales of products by manufacturers before negotiating licenses from Ampex. Although Ampex has a substantial number of outstanding and pending patents, and its patents have generated substantial royalties in the past, it is not possible to predict the amount of royalty income Ampex will receive in the future. Ampex's expenditures for research and development have been declining in recent years, which may have a long-term adverse effect on Ampex's portfolio of licensable technologies.

Royalty income has historically fluctuated significantly from quarter-to-quarter and year-to-year due to a number of factors that Ampex cannot predict. These factors include the extent to which third parties use its patented technology, the extent to which the Company must pursue litigation in order to enforce its patents, and the ultimate success of its licensing and litigation activities.

In recent years, a significant portion of the Company's royalty income stream has been based on patents covering analog and digital VCRs. Sales of analog VCRs are declining rapidly and several patents covering them are scheduled to expire in 2003. In order for the Company to attain levels of royalty income realized in prior years, it will be necessary for it to successfully conclude licensing negotiations with manufacturers of digital camcorders, digital still cameras, DVDs and/or other consumer products. The Company's patents have historically not been licensed for use in many of these products and there can be no assurance that negotiations will be successful. The Company may be required to pursue litigation if its negotiations are not successful. Management believes that the expected increase in royalties from new digital products will not be sufficient to offset the expected decline in analog VCR royalties during at least the first six months of 2002.

The costs of patent litigation can be material and litigation may not be successful. The institution of patent enforcement litigation may also increase the risk of counterclaims alleging infringement by Ampex of patents held by third parties or seeking to invalidate patents held by Ampex. Moreover, there is no assurance that Ampex will continue to develop patentable technology that will be able to generate significant patent royalties in future years to replace patents as they expire.

As part of restructuring its senior long-term indebtedness, the Company has agreed to apply substantially all proceeds of future royalties to repay principal and accrued interest. The Company projects that for the foreseeable future, net royalty income will be distributed first to the holders of the Senior Secured Discount Notes and second to the holders of the Senior Notes for the repayment of principal and interest on such indebtedness. In the event of default, the holders of the Notes will be entitled to collect the proceeds of patent royalties directly for application to repay the Notes.

Dependence on Licensed Patent Applications and Proprietary Technology

Ampex's success depends, in part, upon its ability to establish and maintain the proprietary nature of its technology through the patent process. There can be no assurance that one or more of Ampex's patents will not be successfully challenged, invalidated or circumvented or that it will otherwise be able to rely on such patents for any reason. In addition, there can be no assurance that competitors, many of whom have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that prevent, limit or interfere with Ampex's ability to make, use and sell its products either in the United States or in foreign markets. If any of Ampex's patents are successfully challenged, invalidated or circumvented or its right or ability to manufacture products were to be proscribed or limited, Ampex's ability to continue to manufacture and market its products could be adversely affected, which would likely have a material adverse effect upon Ampex's business, financial condition and results of operations.

Litigation may be necessary to enforce Ampex's patents, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings brought against, initiated by or otherwise involving Ampex may require Ampex to incur substantial legal and other fees and expenses and may require some of its employees to devote all or a substantial portion of their time to the prosecution or defense of such litigation or proceedings.

Rapid Technological Change and Risks of New Product and Services Development

All the industries and markets from which Ampex derives revenues, directly or through its licensing program, are characterized by continual technological change and the need to introduce new products, product upgrades, services and patentable technology. This has required, and will continue to require, that Ampex spend substantial amounts for the research, development and engineering of new products and advances to existing products. Research and development spending has declined in recent years due to pressures to reduce spending at Data Systems and further spending cuts may be necessary if sales levels continue to fall. Continuance of this trend could adversely affect Ampex's ability to remain competitive in the future. No assurance can be given that

Ampex's existing products will not become obsolete or that any new products, services or technologies will win commercial acceptance. Obsolescence of existing product lines, or inability to develop and introduce new products and services, could have a material and adverse effect on the Company's sales and results of operations in the future. The development and introduction of new technologies, services and products are subject to inherent technical and market risks, and there can be no assurance that Ampex will be successful in this regard.

Competition

The market for Data Systems products and services is highly competitive and characterized by multiple competitors, most of whom have greater financial resources than Data Systems. Data Systems' products incorporate many high performance features and functions in order to differentiate them from their competitors. However, other companies may develop competing technologies or products that render Data Systems products as inferior.

Dependence on Certain Suppliers

The Company's manufacturing subsidiaries purchase certain components from a single domestic or foreign manufacturer for use in its products. Significant delays in deliveries or defects in such components have adversely affected Ampex's manufacturing operations in the past, pending qualification of an alternative supplier. In addition, Ampex produces highly engineered products in relatively small quantities. As a result, Ampex's ability to cause suppliers to continue production of certain products on which it may depend may be limited. Ampex does not generally enter into long-term raw materials or components supply contracts. A significant portion of Data Systems trade accounts payable had become past due during 2001. Data Systems has entered into agreements with most of its trade creditors that provide for the systematic repayment of accounts payable over several months and continued access to critical manufacturing components in future periods. Certain suppliers have required prepayment or payment at the time of delivery of materials or services.

Risks Related to International Operations

International operations are subject to a number of special risks, including limitations on repatriation of earnings, restrictive actions by local governments, and fluctuations in foreign currency exchange rates and nationalization. Additionally, export sales are subject to export regulation and restrictions imposed by U.S. government agencies. Fluctuations in the value of foreign currencies can affect Ampex's results of operations. Ampex does not normally seek to mitigate its exposure to exchange rate fluctuations by hedging its foreign currency positions.

Volatility of Stock Price

The trading price of Ampex's Common Stock has been and can be expected to be subject to significant volatility, reflecting a variety of factors, including:

- quarterly fluctuations in patent royalty revenues and operating results;
- developments in the status of the Company's patent licensing negotiations;
- announcements of acquisitions or new product introductions by Ampex or its competitors;
- reports and predictions concerning the Company by analysts and other members of the media;
- issuances of substantial amounts of Common Stock in order to redeem outstanding shares of its Preferred Stock, or otherwise; and
- fluctuations in trading volume of the Company's Common Stock, and general economic or market conditions.

The stock market in general, and technology companies in particular, have experienced a high degree of price volatility, which has had a substantial effect on the market prices of many such companies for reasons that often are unrelated or disproportionate to operating performance. These broad market and industry fluctuations may adversely affect the price of Ampex's Common Stock, regardless of its operating performance. The Company has been notified by the American Stock Exchange ("Amex") that it will continue to list the Company's Common shares pending a review of the Company's 2001 Form 10-K and public disclosures. If the Company's Common Shares become delisted from Amex, the share price might become more volatile and an active market may no longer be maintained.

Dependence on Key Personnel

Ampex is highly dependent on its management. Ampex's success depends upon the availability and performance of key executive officers and directors. The Company has not entered into employment agreements with its key employees, and the loss of the services of key persons could have a material adverse effect upon Ampex. The Company does not maintain key man life insurance on any of these individuals.

Anti-Takeover Consequences of Certain Governing Instruments

Ampex's Certificate of Incorporation provides for a classified Board of Directors, with members of each class elected for a three-year term. The Certificate of Incorporation provides for nullification of voting rights of certain foreign stockholders in certain circumstances involving possible violations of security regulations of the United States Department of Defense. The instrument governing Ampex's outstanding Preferred Stock, which has an aggregate liquidation value of approximately $30.2 million at December 31, 2001, requires that Ampex make mandatory offers to redeem those securities out of legally available funds in the event of a change of control. For this purpose, a change of control includes the following events: a person or group of people acting together acquires 30% or more of Ampex's voting securities; Ampex merges, consolidates or transfers all or substantially all of its assets; or the dissolution of Ampex. The Certificate of Incorporation authorizes the Board of Directors to issue additional shares of Preferred Stock without the vote of stockholders. The indenture governing Ampex's outstanding Senior Notes, in the total principal amount of approximately $49 million, requires Ampex to offer to repurchase the Senior Notes at a purchase price equal to 101% of the outstanding principal amount thereof together with accrued and unpaid interest in the event of a change of control. Under the indenture, a change of control includes the following events: a person or group of people acting together acquires 50% or more of the Company's voting stock; or the transfer of substantially all of the Company's assets to any such person or group, other than to certain subsidiaries and affiliates of Ampex. In addition, the Senior Discount Notes must be redeemed in certain events, including the sale of Data Systems, certain asset sales or a change of control (as defined) of Ampex or Data Systems.

These provisions could have anti-takeover effects by making an acquisition of Ampex by a third party more difficult or expensive in certain circumstances.

Nonpayment of Dividends

Ampex has not declared dividends on its Common Stock since its incorporation in 1992 and Ampex has no present intention of paying dividends on its Common Stock. Ampex is restricted by the terms of certain agreements and of the outstanding Preferred Stock as to the declaration of dividends.

Environmental

Ampex's facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and hazardous substances. Owners and occupiers of sites containing hazardous substances, as well as generators and transporters of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for investigative and cleanup costs and damages arising out of past disposal activities. Ampex has been named from time to time as a potentially responsible party by the United States Environmental Protection Agency with respect to contaminated sites that have been designated as "Superfund" sites, and are currently engaged in various environmental investigation, remediation and/or monitoring activities at several sites located off Company facilities. There can be no assurance Ampex will not ultimately incur liability in excess of amounts currently reserved for pending environmental matters, or that additional liabilities with respect to environmental matters will not be asserted. In addition, changes in environmental regulations could impose the need for additional capital equipment or other requirements. Such liabilities or regulations could have a material adverse effect on Ampex in the future.

Products

All of the Company's products are manufactured by Data Systems and are comprised of its very high performance tape-based mass data storage and instrumentation products. The Company's mass data storage products consist of its DST and DIS series of 19-millimeter scanning recorders and robotic library systems, and related tape and after-market parts. The Company's data acquisition and instrumentation products consist of its DCRsi digital instrumentation recorders and related tape and after-market parts. Data Systems also continues to offer spare parts to repair professional video recorders and other products that it previously manufactured and marketed to the television production and post-production industries. Sales of spare parts of legacy television products accounted for 5.6% of sales for the year ended December 31, 2001 and less than 10% of sales in the prior two years. For information concerning net sales for each product group comprising in excess of 10% of net sales see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

19-millimeter Products. In 1992, Ampex entered the high-performance mass data storage market with its DST series of 19-millimeter data storage products, including tape drives and robotic library systems. With the 2000 introduction of its "Quad Density" product line, the DST series is in its third generation. Based on its own evaluation and that of outside sources, the Company believes that its DST and DIS mass data storage products offer a price/performance advantage over alternative magnetic, optical, solid-state or disk-based storage systems now available, providing fast data access times, rapid data transfer rates and low cost per megabyte of storage.

Access time is one of the most important sustainable advantages of DST products compared to alternative tape-based storage systems. Other tape-based storage products achieve low-cost storage but trade off accessibility; since the data stored is not available for most online or near-online applications, such systems are generally limited to backup and archival storage applications. DST products, in contrast, combine low storage cost per megabyte with fast access to rapidly transferable information. DST products use software logic that enables a library or even a single tape drive to organize information using partitions, much as disk drives do. Individual segments can then be accessed quickly and updated independently. This proprietary Ampex technology, introduced in 1994, gives DST products the performance of a digital tape drive and the efficiency and access speed of partitioned memory. DST systems also provide rapid data transfer rates that exceed the speed of other mass storage products such as optical disks, allowing a user to download stored information to a computer at a sustained rate of 15 megabytes per second ("MB/sec"), with an option available to increase to a rate of 20MB/sec without utilizing compression.

DST and DIS tape drives use core technology developed by Ampex for its digital video recorders. The drives use high-density metal particle tape cartridges, which are available in a range of sizes providing storage capacities from 100 to 660GB per cartridge in quad-density format. DST automated library systems incorporate multiple tape cartridges and tape drives and provide from 1.2 to 12.8 terabytes ("TB") of storage capacity while occupying only a fraction of the floor space required by competing storage systems. As each of the three generations of the product line was introduced, the Company provided for the ability to upgrade to the new format. In early 2001, the Company began shipping expansion modules which expand DST library storage capacities up to approximately 100 terabytes.

Ampex's quad-density DST product line currently includes the DST 314 tape drive, the DST 414 automated cartridge library, the DST 714 and DST 814 automated library system. The DST 314 is a single cartridge tape drive that provides rapid backup/restore applications for large databases or disk arrays. The DST 314 is capable of accepting 100GB, 300GB and 660GB cartridges. The DST 414 automated cartridge library is an entry-level library with a storage capacity of up to 4.8TB in less than eight square feet of floor space. The DST 714 automated library is designed to combine one or two tape drives, and features a storage capacity of 12.8TB. This automated tape library product was designed to fill the gap between the Company's DST 414 and DST 814 products. The DST 814 library system is designed to combine from one to four tape drives and is optimized for large file size applications and, accordingly, is suited for image-based document storage, medical records, news archives, oil and gas seismic data and CAD/CAM image data, as well as potential video-on-demand applications. These products can deliver a sustained rate of 15MB/sec across a SCSI-2 interface, search speeds of up to 1600MB/sec, average access time of less than 16 seconds and capacity of up to 660GB on a single cartridge. The Company also offers expansion modules for the DST 714 and DST 814 products, which permit additional storage capacity for those products.

Although the Company believes that its DST drives and library systems offer significant advantages over competitive systems, these products incorporate a proprietary magnetic tape format that is not compatible with current industry standard formats. The Company has not licensed its tape format to other manufacturers and, as such, is the sole source of these products. In addition, other factors relating to the markets for these products and to competition in these markets may affect future sales of DST products. See "Markets—Mass Data Storage and Instrumentation Products," "Markets—Distribution and Customers," "Markets—Competition," and "—New Product Development and Industry Conditions."

The Company's 19-millimeter tape-based instrumentation products currently are the DIS 124i and DIS 164i instrumentation/data recorders and the DIS 224i automated instrumentation/data library. The Company's DIS products are designed for mass storage of instrumentation data. These recorders use the same 19-mm helical scan recording technology used in the Company's DST products. Data from DIS recorders can also be stored on DST cartridges, placed in DST libraries and accessed using DST tape drives, so that all the benefits of DST mass storage products are available, including rapid, random access to the data for subsequent processing. The DIS 124i and 164i drives have capacities of 100, 300 or 660GB (depending on the DST cartridge used) and record/reproduce rates of 120 megabits ("Mb") and 160Mb per second, respectively.

Data Acquisition/Instrumentation Products. Ampex has been well established for a number of years as a supplier of instrumentation recorders. Ampex has supplied these recorders primarily to government agencies for use in data collection, satellite surveillance and defense-related applications, as well as to defense contractors and aerospace and other industrial users primarily for test and measurement purposes. Ampex instrumentation recorders have been used on almost every advanced commercial and U.S. military aircraft, as well as on many foreign aircraft. The Company believes they are well suited to these demanding aeronautical application and other applications involving comparable data-gathering challenges in extreme environments, because of their performance and reliability.

The Company's principal data acquisition/instrumentation products currently are the DCRsi 240, DCRsi 120 and DCRsi 75 digital instrumentation recorders. The DCRsi recorders are rugged, highly-reliable and compact recorders that permit uninterrupted data capture over very long periods of time, such as during test flights of new aircraft. The DCRsi 240 instrumentation recorder has the capability of storing 48GB of data at a record/reproduce rate of up to 240 megabits ("Mb") per second. The DCRsi 120 instrumentation recorder has a similar storage capacity and a record/reproduce rate of 120Mb per second. The DCRsi 75 recorder is the Company's lowest cost DCRsi model with a record-reproduce rate of 75Mb per second.

In 2001, the Company developed the DDRs 400, a new generation of airborne instrumentation recorders utilizing hard disks rather than tape. The data and control interface is fully compatible with the DCRsi product line. The recorder is smaller, lighter, consumes less power, has a higher data rate and larger storage capacity than the previous generation of tape-based recorders. The Company has shipped Beta units to customers for evaluation and testing.

A significant portion of data acquisition and instrumentation recorder sales reflect purchases by prime contractors to the federal government, which can be subject to significant fluctuations. See "Markets—Data Acquisition/Instrumentation Recorders." In addition, other factors relating to the markets for the Company's instrumentation products and to competition in these markets may affect future sales of these products. See "Distribution and Customers, Competition," and "New Product Development and Industry Conditions."

Data Systems' other products are primarily television after-market products (including spare parts) relating to television products that the Company manufactured in prior periods and continues to support.

Markets for Data Systems Products

Digital Archives and Mass Storage Libraries. The Company's 19-millimeter mass storage tape drives and library systems are optimized for applications that must handle large amounts of data, such as those that process and store images, digital video and streaming data. The Company's markets are presently:

1. Government intelligence gathering and archiving. In recent years, the Company's products were selected for use in certain large government programs that required delivery of new systems over several years. The Company has significant market share in government directed streaming data applications, such as satellite telemetry and airborne intelligence gathering. Sales of service, spare parts and tape have been an important component of the Company's total revenues, and the Company projects that they will represent an increasing percentage of future total revenues as new system sales decline.
2. Broadcast digital video, which is projected to grow as broadcasters re-equip to deliver new digital signals by 2006. The Company's digital video archive systems have become the industry standard due to their high performance and reliability, with installations at ABC, Viacom/CBS, Fox Broadcasting, USA Networks and Public Broadcasting Stations. The decline in advertising spending has caused this market to defer capital spending, including plans to purchase digital archives from the Company and its competitors.
3. Oil and gas seismic archives with a customer base that includes Exxon/Mobil, Shell and Chevron/Texaco.

The Company believes that the emergence of applications that video, graphics and other images over the Internet or private networks may create new markets for the Company's data storage products. The Company's management realizes that these applications will require bandwidth improvements to current information delivery systems before the information storage systems offered by the Company and others will be required. As these technical obstacles are overcome and commercial markets ultimately develop, the Company believes that it will experience aggressive competition from other companies, and there can be no assurance that the Company will be able to remain competitive against products ultimately offered by such companies.

Data Acquisition/Instrumentation Recorders. Data Systems' DCRsi recording drives and magnetic media are designed to acquire large volumes of data in stressful physical environments, and are used extensively in airborne and naval intelligence acquisition and for the collection of test data during the design and qualification of aircraft. DCRsi products are used by U.S. and foreign military and intelligence agencies (including those of Germany, Japan and the United Kingdom), as well as by manufacturers of commercial airplanes, such as Boeing Corporation, and by Airbus, the consortium of European airframe manufacturers. A significant portion of DCRsi products are also sold in versions that are intended for use in ground facilities for the long-term storage or analysis of data previously collected in mobile environments.

The storage capacity and data transfer rates of the Company's DCRsi products can be varied continuously from fractions of a megabit per second up to 240 megabits per second on its highest performance versions. These products perform in conditions of extreme shock and vibration, variations in gravitational force and temperature, humidity and electronic interference, such as those found in aircraft, helicopters and space vehicles. These products are designed for data interchange between locations and agencies. In ground-based applications, which generally are less harsh environments that do not require the ruggedness of a DCRsi recorder, the storage and analysis functions of DCRsi products can also be performed by the Company's 19-millimeter DST and DIS mass data storage products.

The U.S and foreign government agencies continue to be the primary market for the Company's DCRsi products. Sales to government agencies are subject to fluctuation as a result of changes in government spending programs (including defense programs) and could be adversely affected by pressure on government agencies to reduce spending. Any material decline in the current level of government purchases of the Company's products could have a material adverse effect on the Company.

Distribution and Customers

The Company currently distributes its 19-millimeter products (including DST and DIS recorders) directly through its internal sales force, as well as through independent value-added resellers. The Company's DST products are sold to customers such as oil and gas companies, imaging companies, information and entertainment delivery companies and broadband telecommunications companies. The Company is also pursuing opportunities for storage of very large databases maintained by many commercial and government entities.

The Company's instrumentation recorders (including its DIS recorders) are sold primarily to prime contractors who in turn sell to government agencies involved in data collection, satellite surveillance and defense-related activities, as well as to defense contractors and other industrial users for testing and measurement purposes. Sales of instrumentation recorders are made through the Company's internal domestic and international sales forces, as well as through independent sales organizations in foreign markets.

The Company currently operates a total of six sales offices, including four in the U.S., one in Japan and one in the United Kingdom.

Ampex's sales of systems to U.S. government agencies (either directly or indirectly through government contractors) represented 57.4% of U.S. systems sales in fiscal 2001 compared to 45.5% in fiscal 2000 and 44.2% in fiscal 1999. Products sold for U.S. government use include primarily instrumentation recording systems. Sales to government customers are subject to customary contractual provisions permitting termination at the government's election. See "Markets—Mass Data Storage and Instrumentation Products."

In 2001, two customers each individually accounted for more than 10% of total net product sales and collectively accounted for 32.1% of total net product sales. In 2000, three customers each individually accounted for more than 10% of total net product sales and collectively accounted for 34.8% of total net product sales. In 1999, one customer accounted for 10.5% of total product sales.

Research, Development and Engineering

Scanning recording systems such as those developed by Ampex involve extremely complex technology. As a result, Ampex has developed extensive expertise in a wide area of technical disciplines and has developed fundamental innovation in digital image processing, magnetic recording technology and channel electronics. In 2001, the Company spent approximately 11.9% of total revenue for research and development programs and engineering costs, compared to 11.5% in 2000 and 11.8% in 1999. While the percentage of research, development and engineering expense to total revenues has remained relatively constant, the amount spent has declined substantially in response to lower sales levels. Future research, development and engineering spending may need to be reduced if Data Systems were to experience further declines in revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements. In prior years, the Company designed and manufactured a wide range of professional television products, and the Company patented many of its innovations. While the Company exited those markets several years ago, many patents covering innovations in the field remain in force. These technologies form the foundation of the Company's digital patent portfolio that it is seeking to exploit with new licensing agreements covering digital cameras, DVDs and computer games. In recent years, with respect to current products, the Company has allocated a major portion of its research and development budget to the 19-millimeter digital recording technology including the introduction of double and then quad-density recorders and expansion modules for its DST and DIS products and to sustaining engineering on all of its product lines. The Company will continue its sustaining engineering processes and, with available funds, develop lower cost versions of its data acquisition and instrumentation products, such as the recently developed DDRs disk-based recorder, and to improve the ability of these products to interface with other companies' products. See "Products—Mass Data Storage and Instrumentation" above. Ampex will also continue researching other new product opportunities that capitalize on its expertise and patented technology in digital image processing, magnetic recording and channel electronics. All of the Company's research, development and engineering efforts are subject to certain risks and uncertainties described below under "New Product Development and Industry Conditions," and there can be no assurance that any of these efforts will be technologically or commercially successful.

Patents, Licenses and Trademarks

As a result of its ongoing research and development expenditures, the Company has developed substantial proprietary technology, certain of which it has elected to patent or to seek to patent. As of December 31, 2001, Ampex held over 750 patents and patent applications, including approximately 300 patents in the U.S., approximately 400 corresponding patents in other countries, and approximately 80 U.S. and foreign patent applications pending. The majority of these patents and pending patents relate to the Company's recording technology. The Company continually reviews its patent portfolio and allows non-strategic patents to lapse, thereby minimizing substantial renewal fees.

Ampex has granted numerous royalty-bearing patent licenses to, and holds patent licenses from, third parties. Certain of the Company's patented innovations have been adopted for use in mass market consumer products, and as a result, the Company receives the majority of its licensing royalties from foreign manufacturers of analog and digital video tape recorders. Several of the Company's patents covering analog VCRs expire by 2003. Late in 2001, the Company entered into an agreement with a major Japanese manufacturer of digital camcorders to license its intellectual property which resulted in payments on prior period shipments of products amounting to $3 million. The Company has contacted other unlicensed manufacturers of digital camcorders and has initiated licensing discussions with them. There can be no assurance that such licensing efforts (including any necessary litigation) will be successful.

The Company also believes that it has patents that are used in the manufacture of digital still cameras, DVDs, video games and other consumer electronic products. The Company intends to offer licenses to major manufacturers of these products. Ampex will continue to evaluate additional products as potential licensing opportunities to the extent that its technical and financial resources permit. Ampex has not granted any licenses under its scanning recorder patents specifically for data storage applications, but it may do so in the future if it determines that this would support the Company's marketing strategy.

It is not possible to predict the amount of royalty income that will be received in the future. Royalty income has historically fluctuated widely due to a number of factors that the Company cannot predict, such as the extent of use of the Company's patented technology by third parties, the extent to which the Company must pursue litigation in order to enforce its patents, and the ultimate success of its licensing and litigation activities. Moreover, there can be no assurance that the Company will continue to develop patentable technology that will generate significant patent royalties in future years.

U.S. patents are, at present, in force for a period of 20 years from the date of application and patents granted by foreign jurisdictions are generally in force for between 14 years to 20 years from the date of application. Ampex has obtained its present patents over the course of the past 20 years and, accordingly, has patents in force that will expire from time to time over the next 20 years. Patents are important to the current overall business of the Company, both as a source of protection of the proprietary technology used in the Company's current products, and as a source of royalty income. While results of operations would be adversely affected by the loss of patents that generate significant royalty income, management believes that none of Ampex's current product lines is materially dependent upon a single patent or license or group of related patents or licenses, and that timely introduction of products incorporating new technologies or particularly suited to meet the needs of a specific market or customer group is a more important determinant of the success of Ampex's current business. Nevertheless, there can be no assurance that the Company will continue to develop patentable technology that will be able to generate significant patent royalties in future years to replace patents as they expire. See "Research, Development and Engineering."

Ampex regards its trademark "Ampex" and the Ampex logo as valuable to its businesses. Ampex has registered its trademark and logo in the U.S. and a number of foreign countries. U.S. trademark registrations are generally valid for an initial term of 10 years and renewable for subsequent 10-year periods. Ampex has not granted any material rights to use its name or logo to any other third party.

Trademarks of the Company used in this Report include Ampex include Ampex, DCT, DST, DCRsi and DIS, all of which are trademarks of Ampex Corporation. All other trademarks and service marks used in this Report are the property of Ampex or their respective owners.

Manufacturing

The Company's products are manufactured at Ampex's facilities in Redwood City, California and Colorado Springs, Colorado. Products are designed and engineered primarily in Redwood City. Because the Company's mass data storage products incorporate many of the technologies and components of the Company's 19-mm-based videotape recorders, the manufacturing process of the mass data storage products has benefited from the existing video recorder production facilities and techniques.

The Company believes that its Colorado Springs, CO manufacturing facility is larger than required or projected to be required to accommodate business growth in the foreseeable future. Accordingly, the Company is seeking a tenant to lease up to 150,000 square feet of presently underutilized space.

The Company maintains insurance, including business interruption insurance, that management considers to be adequate and customary under the circumstances. However, there is no assurance that the Company will not incur losses beyond the limits of, or outside the coverage of, its current insurance.

Sources of Supply

Ampex uses a broad variety of raw materials and components in its manufacturing operations. While most materials are readily available from numerous sources, Ampex purchases certain components, such as customized integrated circuits and flexible magnetic media, from a single domestic or foreign manufacturer. Significant delays in deliveries of, or defects in the supply of, such components could adversely affect Ampex's manufacturing operations pending qualification of an alternative supplier. In addition, the Company produces highly-engineered products in relatively small quantities. As a result, its ability to cause suppliers to continue production of certain products on which the Company may depend may be limited. The Company does not generally enter into long-term raw material supply contracts. In addition, many of the components of Ampex's products are designed, developed and manufactured by Ampex itself, and thus are not readily available from alternative sources.

Fluctuations in Operating Results; Seasonality and Backlog

Ampex's sales and results of operations are generally subject to quarterly and annual fluctuations. Factors affecting operating results include: customer ordering patterns; availability and market acceptance of new products; timing of significant orders and new product announcements; order cancellations; receipt of royalty income; and numerous other factors. Ampex's revenues are typically dependent upon receipt of a limited number of customer orders involving relatively large dollar volumes in any given fiscal period, increasing the potential volatility of its sales revenues from quarter to quarter. In addition, sales to government customers (primarily sales of DCRsi instrumentation products) are subject to fluctuations as a result of changes in government spending programs, which can materially affect the Company's gross margin as well as its sales. Sales of most of the Company's products have historically declined during the first and third quarters of its fiscal year, due to seasonal procurement practices of its customers.

A substantial portion of the Company's backlog at a given time is normally shipped within one or two quarters thereafter. Therefore, sales in any quarter are heavily dependent on orders received in that quarter and the immediately preceding quarter. Ampex's backlog of firm orders at December 31, 2001 was $4.6 million, compared to $3.4 million at December 31, 2000 and $3.0 million at December 31, 1999. Ampex does not generally include foreign orders in backlog until it has obtained requisite export licenses and other documentation. Orders may be subject to cancellation in the event shipments are delayed. For all of the foregoing reasons, results of a given quarter are not necessarily indicative of results to be expected for a fiscal year.

Competition

Ampex encounters significant competition in all its product markets. Although its competitors vary from product to product, many are significantly larger companies with greater financial resources, broader product lines and other competitive advantages.

Ampex competes in the mass data storage market with a number of well-established competitors, such as IBM Corporation, Storage Technology Corporation, Sony Corporation and ADIC as well as smaller companies. In addition, other manufacturers of scanning video recorders may seek to enter the mass data storage market in competition with the Company. In the mass data storage market, the Company believes that the principal competitive factors are product performance, cost of equipment and media, product reliability and availability of service and support. The Company believes its strongest competitive advantage is in the area of product performance. However, DST products are relatively expensive in comparison to other competitive products, and are generally cost effective only if the customer requires the high level of performance and storage capacity of DST products. While the Company is working to reduce the cost of its DST products, the prices of other storage systems, such as disk drives, are also declining. In addition, although DST products offer faster data access times than competing tape-based library systems, magnetic disks deliver faster data access than DST products. There can be no assurance that the Company can compete successfully on a long-term basis in the mass data storage market.

In the instrumentation market, the Company competes primarily with companies that depend on government contracts for a major portion of their sales in this market, including Sony Corporation, L-3 Communications Corporation, Calculex and Sypris Solutions, Inc. The number of competitors in this market has decreased in recent years as the level of government spending in many areas has declined. The principal competitive factors in this market are cost, product reliability, product performance and the ability to satisfy applicable government procurement requirements.

New Product Development and Industry Conditions

The data storage and instrumentation industries are characterized by continual technological change and the need to introduce new products and product upgrades. This requires a high level of expenditure for research and development. Obsolescence of existing product lines, or the inability to develop and introduce new products, could have a material adverse effect on sales and results of operations. Although Ampex has completed development of its third-generation mass data storage drives and robotic library systems, the Company must continue to invest in research and development programs to improve these products and develop new products. Due to declining sales levels, over the past few years, Ampex has been required to reduce amounts invested in research, development and engineering. If this trend continues, its ability to remain competitive will be affected. No assurance can be given that existing products will not become obsolete, that any new products will win commercial acceptance or that Ampex's new products or technology will be competitive. See "Competition." Furthermore, the introduction of new products or technologies can be hampered by technical problems in design, manufacturing and test procedures or the occurrence of other unforeseen events.

Sales of the Company's instrumentation products can be significantly affected by changes in government spending levels. See "Markets—Mass Data Storage and Instrumentation Products—Data Acquisition Instrumentation Recorders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

International Operations

Substantially all of the Company's licensing income is derived from foreign customers. Sales of products to foreign customers accounted for approximately 19.6% of net sales in fiscal 2001, compared to 20.6% in fiscal 2000 and 28.1% in 1999. Foreign marketing operations are conducted primarily through local distributors and agents, with support from Ampex's internal marketing and sales organization. See "Distribution and Customers."

Foreign operations are subject to the usual risk attendant upon investments in foreign countries, including limitations on repatriation of earnings, restrictive actions by local governments, fluctuation in foreign currency exchange rates and nationalization. Additionally, export sales are subject to export regulations and restrictions imposed by the U.S. Department of State and the U.S. Department of Commerce.

In certain prior periods, declines in the value of the U.S. dollar in relation to certain foreign currencies have favorably affected Ampex's international operations, and in other periods the strength of the dollar relative to such currencies has adversely affected its operations. Fluctuations in the value of international currencies can be expected to continue to affect Ampex's operations in the future, although the impact will be less significant than it was in periods with a higher proportion of sales in foreign currencies. The Company currently does not hedge its assets that are denominated in foreign currencies. U.S. export sales are denominated in U.S. dollars.

See Note 21 of Notes to Consolidated Financial Statements for additional information concerning the Company's foreign operations.

Environmental Regulation and Proceedings

The Company's facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and hazardous substances. Ampex is also subject to the federal Occupational Safety and Health Act and other laws and regulations affecting the safety and health of employees in its facilities. Management believes that Ampex is generally in compliance in all material respects with all applicable environmental and occupational safety laws and regulations or has plans to bring operations into compliance. Management does not anticipate that capital expenditures for pollution control equipment for fiscal 2003 or 2002 will be material.

Owners and occupiers of sites containing hazardous substances, as well as generators and transporters of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for investigative and cleanup costs and damages arising out of past disposal activities. The Company has been named as a potentially responsible party by the United States Environmental Protection Agency with respect to four contaminated sites that have been designated as "Superfund" sites on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Company is engaged in six environmental investigation, remediation and/or monitoring activities at sites located off Company facilities, including the removal of solvent contamination from subsurface aquifers at a site in Sunnyvale, California. Some of these activities involve the participation of state and local government agencies. The other five sites (including the four Superfund sites) are associated with the operations of the Media subsidiaries formerly owned by the Company. Although the Company sold Media in November 1995, the Company may have continuing liability with respect to environmental contamination at these sites if Media fails to discharge its responsibilities with respect to such sites. During 2001, the Company spent a total of approximately $0.1 million in connection with environmental investigation, remediation and monitoring activities and expects to spend a similar amount in fiscal 2002 for such activities.

Because of the inherent uncertainty as to various aspects of environmental matters, including the extent of environmental damage, the most desirable remediation techniques and the time period during which cleanup costs may be incurred, it is not possible for the Company to estimate with any degree of certainty the ultimate costs that it may incur with respect to the currently pending environmental matters referred to above. Nevertheless, at December 31, 2001, the Company had an accrued liability of $1.2 million for pending environmental liabilities associated with the Sunnyvale site and certain other sites currently owned or leased by the Company. The Company has not accrued any liability for contingent liabilities it may incur with respect to former Media sites discussed above. Based on facts currently known to management, management believes it is only remotely likely that the liability of the Company in connection with such pending matters, either individually or in the aggregate, will be material to the Company's financial condition or results of operations or material to investors.

While the Company believes that it is generally in compliance with all applicable environmental laws and regulations or has plans to bring operations into compliance, it is possible that the Company will be named as a potentially responsible party in the future with respect to additional Superfund or other sites. Furthermore, because the Company conducts its business in foreign countries as well as in the U.S., it is not possible to predict the effect that future domestic or foreign regulation could have on Ampex's business, operating results or cash flow. There can be no assurance that the Company will not ultimately incur liability in excess of amounts currently reserved for pending environmental matters, or that additional liabilities with respect to environmental matters will not be asserted. In addition, changes in environmental regulations could impose the need for additional capital equipment or other requirements. Such liabilities or regulations could have a material adverse effect on the Company in the future.

Employees

As of December 31, 2001 in its continuing operations, Ampex employed 156 people worldwide, compared to 260 at December 31, 2000 and 305 at December 31, 1999. Approximately 12% of Ampex's current worldwide workforce is employed in the Company's international operations, compared to 8% at December 31, 2000 and 10% at December 31, 1999. No employees are covered by any collective bargaining agreement. The Company is dependent on the performance of certain key members of management and key technical personnel. The Company has not entered into employment agreements with any such individuals. Edward J. Bramson, who has served as the Company's Chief Executive Officer since 1991, is also engaged in the management of certain companies affiliated with Sherborne Holdings Incorporated, a privately-owned Delaware holding company and a Company stockholder. Mr. Bramson currently devotes most of his time to the management of the Company. The loss of the services of Mr. Bramson or other key individuals could have a material adverse effect on the Company.

As of December 31, 2000, in its discontinued operations Ampex employed 75 people in its Internet affiliates and 53 people at MicroNet, as compared to 109 people and 51 people, respectively, at December 31, 1999.

Pension Plan Matters

In 1994, the Company, the Pension Benefit Guaranty Corporation (the "PBGC") certain affiliates, including Hillside Capital Incorporated ("Hillside"), who were members of a "group under common control" for purposes of the Employee Retirement Income Security Act ("ERISA") entered into certain agreements in connection with the liquidation of the Company's former parent, NH Holding Incorporated ("NHI"), relating to the pension plans of the Company and of its former Media subsidiaries, which are substantially underfunded. See Note 16 of Notes to Consolidated Financial Statements. Pursuant to these agreements, Hillside has advanced to the Company $1.3 million for pension contributions that were scheduled in 2001 that the Company was unable to make. Ampex agreed to repay such amounts in accordance with the terms of the agreements, and has agreed to grant Hillside a security interest in certain assets as collateral for advances which it is required to make pursuant to the agreement. The agreement contains certain restrictive covenants which, among other things, restrict Ampex's ability to declare dividends, sell all or substantially all its assets or commence liquidation, or engage in specified transaction, with certain related parties, breach of which could result in acceleration of the Company's potential termination liabilities. In 1994, the Company discontinued accrual of benefits under the pension plans, but has continued to fund its plan in accordance with ERISA. The Company is also contingently liable to fund the Media plan if Media fails to do so.

ITEM 2. PROPERTIES

As of December 31, 2001, the Company's principal properties were as follows:

Location	Activities Conducted	Approximate Square Footage of Facility
Redwood City, California	RD&E, manufacturing,sales and marketing (1)	91,760
New York City, NY	Executive offices (2)	19,000
Colorado Springs, Colorado	Manufacturing (3)	229,961
Chineham, Basingstoke, England	Sales and service (4)	7,184
Tokyo, Japan	Sales and service (5)	3,886

(1) The Company is attempting to sublet 60,000 square feet representing a two-story building that the Company no longer occupies. The lease term extends to September 2008.

(2) This facility lease terminates in April 2008. The Company is seeking to sublet a substantial portion of these facilities previously used by its former Internet video subsidiary.

(3) This property is subject to a deed of trust securing senior discount notes issued by Data Systems in November 2000. The facility is underutilized by Data Systems and it is seeking a tenant to lease up to 150,000 square feet of the facility.

(4) These facilities are leased under a ten-year lease, which is terminable at the option of the Company or the landlord in 2002.

(5) These facilities are leased under leases that expire during July 2002. The current plan is to renew the lease on a year-to-year basis.

In addition to the properties and leased facilities listed above, Ampex leases office space and warehouse facilities from time to time at various domestic and foreign locations.

The Company believes that its current facilities, including machinery and equipment, are generally in good condition, well-maintained and suitable for their intended uses, and that its facilities have, and will continue to have, adequate capacity to accommodate the Company's present needs and business growth for its present products in the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to routine litigation incidental to its business. In the opinion of management, no such current or pending lawsuits, either individually or in the aggregate, are likely to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The State of California assessed income tax in the amount of $0.5 million for the period 1983–1985 while the Company was a subsidiary of The Signal Companies (currently Honeywell International Inc.). On January 2, 2002, the Company was granted a deferral of its appeal until October 2002, in order for it to enter into settlement discussions with the Franchise Tax Board regarding the outstanding assessment that, with interest and penalty, totals $2.7 million at December 31, 2001.

The Company's facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and hazardous substances. Ampex is also subject to the federal Occupational Safety and Health Act and other laws and regulations affecting the safety and health of employees in its facilities. Management believes that Ampex is generally in compliance in all material respects with all applicable environmental and occupational safety laws and regulations or has plans to bring operations into compliance. Management does not anticipate that capital expenditures for pollution control equipment for fiscal 2002 or 2003 will be material.

Owners and occupiers of sites containing hazardous substances, as well as generators and transporters of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for investigative and cleanup costs and damages arising out of past disposal activities. The Company has been named as a potentially responsible party by the United States Environmental Protection Agency with respect to four contaminated sites that have been designated as "Superfund" sites on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Company is engaged in six environmental investigation, remediation and/or monitoring activities at sites located off Company facilities, including the removal of solvent contamination from subsurface aquifers at a site in Sunnyvale, California. Some of these activities involve the participation of state and local government agencies. The other five sites (including the four Superfund sites) are associated with the operations of the Media subsidiaries formerly owned by the Company. Although the Company sold Media in November 1995, the Company may have continuing liability with respect to environmental contamination at these sites if Media fails to discharge its responsibilities with respect to such sites. During 2001, the Company spent a total of approximately $0.1 million in connection with environmental investigation, remediation and monitoring activities and expects to spend a similar amount in fiscal 2002 for such activities.

Because of the inherent uncertainty as to various aspects of environmental matters, including the extent of environmental damage, the most desirable remediation techniques and the time period during which cleanup costs may be incurred, it is not possible for the Company to estimate with any degree of certainty the ultimate costs that it may incur with respect to the currently pending environmental matters referred to above. Nevertheless, at December 31, 2001, the Company had an accrued liability of $1.2 million for pending environmental liabilities associated with the Sunnyvale site and certain other sites currently owned or leased by the Company. The Company has not accrued any liability for contingent liabilities it may incur with respect to former Media sites discussed above. Based on facts currently known to management, management believes it has no contingent liability in connection with such pending matters, either individually or in the aggregate, will be material to the Company's financial condition or results of operations or material to investors.

While the Company believes that it is generally in compliance with all applicable environmental laws and regulations or has plans to bring operations into compliance, it is possible that the Company will be named as a potentially responsible party in the future with respect to additional Superfund or other sites. Furthermore, because the Company conducts its business in foreign countries as well as in the U.S., it is not possible to predict the effect that future domestic or foreign regulation could have on Ampex's business, operating results or cash flow. There can be no assurance that the Company will not ultimately incur liability in excess of amounts currently reserved for pending environmental matters, or that additional liabilities with respect to environmental matters will not be asserted. In addition, changes in environmental regulations could impose the need for additional capital equipment or other requirements. Such liabilities or regulations could have a material adverse effect on the Company in the future.

The Company believes that its current facilities, including machinery and equipment, are generally in good condition, well-maintained and suitable for their intended uses, and that its facilities have, and will continue to have, adequate capacity to accommodate the Company's present needs and business growth for its present products in the foreseeable future.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company and their ages as of February 1, 2002 are as follows:

Name	Age	Position
Edward J. Bramson	50	Chairman and Chief Executive Officer
Craig L. McKibben	51	Vice President, Chief Financial Officer and Treasurer
Robert L. Atchison	64	Vice President
Joel D. Talcott	60	Vice President and Secretary

Each of the executive officers of the Company serves in such capacity at the discretion of the Board.

Edward J. Bramson is Chairman of the Board, Chief Executive Officer and a director of the Company. He has been an officer and director of the Company since 1987, and since January 1991 has been Chief Executive Officer of the Company. Mr. Bramson also serves as Chairman and Chief Executive Officer of Sherborne Holdings Incorporated, Sherborne & Company Incorporated, First Jeffson Corporation and Second Jeffson Corporation, is a limited partner of Newhill Partners, L.P. These entities, which are private investment holding companies, may be deemed to be affiliates of the Company. Mr. Bramson is also a director of Hillside Capital Incorporated, a private industrial holding company with which he has been associated since 1976.

Craig L. McKibben is Vice President, Treasurer, Chief Financial Officer and a director of the Company. Mr. McKibben has been an officer and a director of the Company since 1989. Mr. McKibben also serves as Vice President and Treasurer and a director of Ampex Holdings Corporation, and as Vice President of each of Ampex Data Systems Corporation, and Ampex Finance Corporation. He is also Vice President and a director of Sherborne Holdings Incorporated and of Sherborne & Company Incorporated and is a Vice President of First Jeffson Corporation and Second Jeffson Corporation. Mr. McKibben also serves as disbursing agent of NHI, the Company's former parent. From 1983 to 1989, he was a partner at the firm of Coopers & Lybrand L.L.P., a predecessor of PricewaterhouseCoopers LLP, independent public accountants.

Robert L. Atchison is Vice President of the Company. Since January 1994 he has been responsible for all operating activities of the Company, and in 1996 assumed responsibility for certain of the Company's sales and marketing activities. From April 1991 to January 1994, he was responsible for engineering and operations for the Company. Mr. Atchison also serves as Vice President and a director of Ampex Data Systems Corporation and as President and a director of Ampex International Sales Corporation, wholly-owned subsidiaries of the Company. He has served as an executive officer of the Company and various subsidiaries since 1987.

Joel D. Talcott is Vice President and Secretary of the Company, positions he has held since 1987. He has served as General Counsel since January 1996, a position he also held from 1987 to January 1994. He is also responsible for the Company's patent licensing activities (having served as Patent Counsel from 1991 to 1987), and has supervisory responsibility for investor relations and corporate communications functions. Mr. Talcott also serves as Chairman of Ampex Data Systems Corporation, as Vice President and Secretary and a director of Ampex Data Systems Corporation, Ampex Finance Corporation and Ampex International Sales Corporation and as Vice President and Secretary of Ampex Holdings Corporation, wholly-owned subsidiaries of the Company.

PART II

ITEM 5. MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The following table sets forth the high and low prices for the Company's Class A Common Stock for each quarter during fiscal 2001 and 2000. Since January 16, 1996, the Class A Common Stock has been traded on the American Stock Exchange under the symbol "AXC."

Fiscal Year	High	Low
2001		
First Quarter	$0.87	$0.26
Second Quarter	0.73	0.26
Third Quarter	0.38	0.07
Fourth Quarter	0.20	0.10
2000		
First Quarter	$5.50	$3.00
Second Quarter	3.44	1.50
Third Quarter	1.75	1.00
Fourth Quarter	1.06	0.25

As of January 29, 2002, there were 859 holders of record of the Company's Class A Common Stock.

The Company has not declared any dividends on its Common Stock since its incorporation in 1992 and has no present intention of paying dividends on its Common Stock. The Company is also restricted by the terms of the Indenture for the Senior Notes, Senior Discount Notes and certain other agreements and of its outstanding Noncumulative Preferred Stock as to the declaration of dividends. Under current circumstances, the Company may not pay any cash dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Notes 10 and 13 of Notes to Consolidated Financial Statements.

(b) On or about October 29, 2001, the Registrant issued and sold to Sherborne & Company Incorporated (now named First Jeffson Corporation; ("FJC"), 1,000,000 shares of its Class A Stock having a market value at the time of issuance of approximately $160,000. The shares were issued as a commitment fee for the line of credit extended by FJC to the Registrant's subsidiary, Ampex Data Systems Corporation, and no separate cash consideration was received by the Registrant. The shares were not registered under the Securities Act of 1933, as amended (the "1933 Act") in reliance upon the exemption contained in Section 4(2) thereof for any transaction not involving a public offering of securities. FJC is wholly-owned by Edward J. Bramson, the Chairman and Chief Executive Officer of the Registrant. The transaction was negotiated directly between the Registrant and FJC, and no underwriter, broker or dealer was involved in the transaction. The Registrant has agreed to register such shares for resale under the 1933 Act.

ITEM 6. SELECTED FINANCIAL DATA

The financial data required by Item 6 is included immediately following Item 14 hereof.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us. In addition, Financial Reporting Release No. 61 was recently released by the SEC to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

General

Ampex's discussion and analysis of its financial condition and results of operations are based upon Ampex's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Ampex to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The most significant estimates and assumptions relate to the recoverability of receivables and inventories and the adequacy of allowances for returns and doubtful accounts. Actual amounts could differ significantly from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. Products sold are generally covered by a warranty for periods ranging from 90 days to one year. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in decreased gross profit.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we can not guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our accounts receivables and our future operating results.

Inventories

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. As a result of continuing sales declines, Data Systems further wrote down it inventory by $2.1 million in the fourth quarter of 2001. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. If our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. We make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Deferred Taxes

Ampex records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income or loss, projected future taxable income or loss, and the expected timing of the reversals of existing temporary differences.

Warranty

Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

Pension and Other Postretirement Benefits

The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 16 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense. The Company's domestic employees participate in a qualified noncontributory defined benefit pension plan. In early 1994, the Company amended the plan to terminate benefit service and compensation credit accruals as of February 1, 1994. To the extent that there is an increase or decrease to the Company's pension liabilities based on its annual actuarial valuation, Ampex records the change directly to the minimum pension liability account, which is part of stockholders' deficit. The Company remains the plan sponsor of a pension plan ("Media Plan") although it disposed of the company ("Media") in November 1995. Media is contractually required to provide funding for its obligations. The Company includes a nominal reserve in its liabilities for the Media Plan's unfunded status. Certain of the

Company's former employees of a closed foreign subsidiary were covered by a contributory pension plan. The Company includes a reserve in its liabilities for the Plan's unfunded status based on an actuarial valuation.

Valuation of Long-Lived Assets and Investments

We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Contingencies

We account for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

The following discussion and analysis of the financial condition and results of operations of the Company and its subsidiaries should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this Report.

Licensing Revenue and Product Groups

The Company's principal product groups are Data Systems' mass data storage and instrumentation recorder products.

Data Systems mass data storage and instrumentation products group includes: (i) 19-millimeter scanning recorders and library systems (DST and DIS products) and related tape and aftermarket parts; and (ii) data acquisition and instrumentation products (primarily DCRsi instrumentation recorders) and related tape and aftermarket parts. Other products consist principally of television aftermarket products that the Company previously manufactured but still supports. No other class of similar products accounted for more than 10% of net sales during the comparison periods discussed below.

The following table shows licensing revenue and sales of Data System's products by product group for the past three years.

	2001	2000	1999
		(in millions)	
Ampex Corporation			
Licensing revenue	$12.1	$12.3	$19.9
Ampex Data Systems Corporation			
Mass data storage tape drives and Library systems	$19.1	$25.7	$23.3
Data acquisition and Instrumentation recorders	9.6	14.7	19.0
Other	5.3	7.2	9.3
Total net product sales	$34.0	$47.6	$51.6

Results of Operations for the Three Years Ended December 31, 2001

Net Product Sales. Net sales decreased by 28.6% to $34.0 million in 2001 from $47.6 million in 2000, compared to $51.6 million in 1999. In 2001, the sales decline was experienced across all of Data Systems' product lines. In 2000, the sales decline was primarily due to lower sales of instrumentation products, offset in part by greater Data Systems' DST products. In 2000 and 2001, the majority of Data Systems' sales of 19-millimeter mass data storage libraries and tape drives were to government customers who use the product for imaging and intelligence gathering. These sales fluctuate as a result of changes in government spending programs (including defense programs), and seasonal procurement practices of government agencies. Data Systems' commercial customer base consists primarily of television broadcasters and production companies as well as the oil and gas industry. The television market has declined in 2001 due to capital budget restrictions that have been imposed due to a depressed advertising market. However, the Company believes this market may represent its largest commercial opportunity for the sale of its DST product line for the next several years as broadcasters install digital archives for their content in order to achieve greater operational flexibility and efficiency. In each of the past three years, government agencies and defense contractors have been the largest market for Data Systems' mass data storage and instrumentation recorders. This market has recently experienced an increase in activity as additional funding has been granted for intelligence gathering programs. However, the Company has no reason to believe that the increase in spending will continue beyond 2002 and future periods may well experience significant pressure to reduce spending.

The Company's backlog of firm orders increased to $4.6 million at December 31, 2001 from $3.4 million at December 31, 2000. The Company typically operates with low levels of backlog, requiring it to obtain the vast majority of each period's orders in the same period that they must be shipped to the customer. Historically, a small number of large orders has significantly impacted sales levels and often orders are received late in the quarter making it difficult to predict sales levels in future periods. See "Business—Fluctuations in Operating Results; Seasonality; Backlog."

Royalties. Royalty income was $12.1 million in 2001, $12.3 million in 2002 and $19.9 million in 1999. The Company's royalty income derives from patent licenses. The Company receives most of its royalty income from licenses with companies that manufacture consumer video products (such as VCRs and camcorders) and, in certain cases, professional video tape recorders. Certain license agreements are scheduled to expire during 2002 and there can be no assurance that licensees will renew their license agreements. Also, in prior years, the Company negotiated paid up license agreements with certain consumer product manufacturers. In recent years, a significant portion of the Company's royalty income stream has been based on patents covering analog and digital VCRs. Sales of analog VCRs are declining rapidly and several patents covering them are scheduled to expire in 2003. In order for the Company to attain levels of royalty income realized in prior years, it will be necessary for it to successfully conclude licensing negotiations with manufacturers of digital camcorders, digital still cameras, DVDs and/or other consumer products. The Company's patents have historically not been licensed for use in many of these products and there can be no assurance that negotiations will be successful. The Company may be required to pursue litigation if its negotiations are not successful. Management believes that the expected increase in royalties from new digital products will not be sufficient to offset the expected decline in analog VCR royalties during at least the first six months of 2002. The Company is assessing whether manufacturers of digital cameras, computer video games and DVD recorders are using its patented technology and has entered into preliminary discussions with certain manufacturers to license the Company's patents for such use. There can be no assurance that the manufacturers of these products are utilizing the Company's technology or, if used, whether the Company will be able to negotiate license agreements with the manufacturers. Royalty income has historically fluctuated widely due to a number of factors that the Company cannot predict or control such as the extent of use of the Company's patented technology by third parties, the materiality of any nonrecurring royalties received as the result of negotiated settlements for products sold by manufacturers prior to entering into licensing agreements with the Company, the extent to which the Company must pursue litigation in order to enforce its patents, and the ultimate success of its licensing and litigation activities.

In the fourth quarter of 2001, the Company received $3.5 million of royalties for past use of its technology from a manufacturer of 6 millimeter digital camcorders and will also receive ongoing payments. The Company is in licensing discussions with additional manufacturers of digital camcorders which the Company believes use the same technology. There can be no assurance that the Company will be successful in negotiating additional licenses.

Gross Profit. Gross profit as a percentage of net sales were 28.0% in 2001, 38.8% in 2000 and 35.5% in 1999. The decline in gross profit percentage in 2001 was due to a greater percentage of sales represented by Data Systems' sales of lower margin mass data storage systems versus higher margin instrumentation product sales and an overall decline in sales volume that resulted in lower absorption of fixed manufacturing costs. In addition, in 2001 the Company provided a $2.1 million reserve to write down the carrying value of inventory that its current sales forecast indicates may not be utilized during the next 24 months. Further consolidation of manufacturing operations in Colorado Springs and certain restructuring actions in the second half of 2001 are expected to result in improved gross profit margins during 2002. However, the Company has been notified that it may receive a substantial government order that provides for future tape and service revenue in exchange for a reduced equipment purchase price. Shipments against this order would result in depressed gross margins in 2002 to be recovered in tape and service margins in future years.

Intellectual Property Costs. Intellectual property costs relate to those expenditures incurred by the Company's in-house patent department in procuring royalty income and expenditures associated with patent enforcement litigation. The costs of patent litigation can be material, and the institution of patent enforcement litigation may also increase the risk of counterclaims alleging infringement by the Company of patents held by third parties or seeking to invalidate patents held by the Company. See "Legal Proceedings," below.

Selling and Administrative Expenses. Selling and administrative expenses decreased to $14.2 million (30.9% of total revenue) in 2001 from $15.1 million (25.3% of total revenue) in 2000 and $17.3 million (24.2% of total revenue) in 1999. Selling and administrative costs declined in 2001 compared to 2000 and 1999 as a result of savings realized due to a reduction in headcount and relocation of certain administrative functions from Redwood City, CA to Colorado Springs, CO.

Research, Development and Engineering Expenses. Research, development and engineering expenses represented 11.9%, 11.5% and 11.8% of total revenue in 2001, 2000 and 1999, respectively. The Company does not capitalize any RD&E expenditures. The majority of RD&E expenses in each of these years was incurred in completing the third generation DST product line and sustaining engineering on other products to enhance their price/performance levels. In recent years, the Company has decreased the amount spent in research, development and engineering programs due to declining sales levels. The Company may be required to make additional cuts in R&D spending if Data System's sales continue to decline. If this trend were to continue, the Company's ability to develop new competitive products and renew its portfolio of licensable technology in future years would be adversely affected.

Restructuring Charges (Credits). The Company recorded a net restructuring charge with respect to its continuing operations of $3.5 million in 2001 and $0.9 million in 1999. The charge in 2001 included $1.0 million in connection with the Company's elimination of 86 positions in engineering, manufacturing and administration in Redwood City, CA and Colorado Springs, CO all of whom were terminated as of year-end. In the fourth quarter of 2001, the Company consolidated its activities in Redwood City, CA and vacated one administrative building. The restructuring reserve at December 31, 2001 includes future rentals, net of estimated sublet income, associated with this property and the write-off of leasehold improvements for $2.5 million. In 1999, Data Systems relocated substantially all of its DCRsi manufacturing operations from Redwood City to Colorado Springs, and eliminated 86 positions in manufacturing and engineering. During 2001, the Company paid $1.5 million related to employee termination benefits and lease costs of abandoned facilities. The remaining balance of accrued restructuring costs at December 31, 2001 will substantially be paid in 2002. The Company evaluates the amount of accrued restructuring costs, including projected sublet income, on a quarterly basis, and may make additional adjustments in future periods if it determines that its actual obligations will differ significantly from remaining amounts accrued.

Operating Income (Loss). The Company reported an operating loss of $2.3 million in 2001. In 2000 and 1999, the Company reported operating income of $7.7 million and $10.2 million, respectively. The operating loss in 2001 was primarily due to the decline in sales of Data Systems' products, a write-down in inventory carrying values for potentially surplus material and a charge of $3.5 million for restructuring of continuing operations.

Interest Expense. Interest expense increased between the comparison periods due to the issuance of Senior Discount Notes in November 2000 that raised $8 million of net proceeds and that has accreted in value to $10.0 million at December 31, 2001. The Company is seeking to refinance up to $6 million of the Senior Discount Notes from a conventional mortgage or sale and leaseback of its Colorado Springs, CO facility, but no commitments or agreements from any lender have been received at the date of this Report. The Company anticipates that interest expense may increase in fiscal 2002 reflecting increases in the outstanding amount of 12% Notes and additional borrowing from Hillside.

Amortization of Debt Financing Costs. These amounts reflect periodic amortization of financing costs over the remaining terms of the debt. Financing costs associated with the January 1998 issuance of the 12% Senior Notes are being charged to expense over five years.

Interest Income. Interest income is earned on cash balances and short and long-term investments. Lower interest income in 2001 and 2000 from levels realized in 1999 resulted from lower rates and significantly lower investment balances in those periods.

Other (Income) Expense, Net. Other (income) expense, net consists primarily of foreign currency transaction gains and losses resulting from the Company's foreign operations. In 2000, other income included the value of the settlement of certain litigation between the Company and a shareholder of a former Internet investment.

Provision for Income Taxes. The provisions for income taxes in 2001, 2000 and 1999 consisted primarily of foreign income taxes and withholding taxes on royalty income. The Company was not required to include any material provision for U.S. Federal income tax in any of the last three fiscal years due to the utilization of net operating loss carry forwards and timing differences. At December 31, 2001, the Company had net operating loss carry forwards for income tax purposes of $217 million, expiring in the years 2005 through 2021. As a result of financing transactions that were completed in 1994 and 1995, the Company is limited in the amount of net operating loss carry forwards that can offset consolidated Federal taxable income in a given year. The Company derives pretax foreign income from its international operations, which are conducted principally by its foreign subsidiaries. In addition, the Company's royalty income is subject, in certain cases, to foreign tax withholding. Such income is taxed by foreign taxing authorities, and the Company's domestic interest and amortization expenses and operating loss carry forwards are not deductible in computing such foreign taxes.

Loss from Discontinued Operations and Loss on Disposal of Discontinued Operations. In February 2001, the Board of Directors of the Company authorized management to close MicroNet, its wholly-owned subsidiary that made high performance disk arrays and Storage Area Networks, and to establish a reserve of $2.1 million for the costs of closure and to write off its investment of $4.2 million as of December 31, 2000. Ampex transferred MicroNet assets to an entity that distributed the asset sale proceeds to MicroNet creditors.

Through December 31, 2001, the Company paid and charged $1.2 million against the restructuring reserve. During 2001, the Company entered into sublease agreements that reduced its estimated future lease costs by $0.4 million which was recognized as income from discontinued operations. The remaining balance of the MicroNet reserve totals $0.5 million which represents estimated lease payments in excess of sublease income expected to be paid out over the lease term which expires in 2004, and is included in its net liabilities of discontinued operations. This obligation has not been discounted to present value.

A summary of the operating results of MicroNet are as follows:

	Years ended December 31,		
	2001	2000	1999
	(in thousands)		
Revenues	—	12,128	10,988
Costs and operating expenses excluding amortization	—	(16,277)	(13,732)
Goodwill amortization	—	(1,213)	(1,214)
Operating loss	—	(5,362)	(3,958)
Income (loss) from discontinued operations	378	(5,362)	(3,958)

In July 2001, the Board of Directors of the Company authorized management to close iNEXTV's operations in New York City and to cease future funding its other Internet-based affiliates, AENTV in Los Angeles and TV1.de in Munich, Germany. The Company established a reserve to write down its investment to net realizable value and to provide for the costs of closure at the end of the quarter ended June 30, 2001.

A summary of the loss on disposal of iNEXTV are as follows:

	Years ended December 31,		
	2001	2000	1999
	(in thousands)		
Impairment charge	(4,602)	—	—
Provision for closure	(5,736)	—	—
Loss on disposal of discontinued operations	(10,338)	—	—

The impairment charge represents the write down of the Company's investment in its Internet video businesses, including an additional investment in TV1 during the first quarter of 2001 of $1.7 million, to estimated net realizable value. The net liabilities of iNEXTV reflected on its balance sheet after the impairment charge, together with the provision for closure costs, are included in the net liabilities of discontinued operations. The provision for closure costs includes future payments to be made over a seven-year period for facility rental commitments and related costs of $5.0 million, employee and contractor severance costs of $0.6 million and other costs of $0.1 million. In addition to the reserve for closure, the net liabilities of discontinued operations for iNEXTV included the reclass of certain liabilities at the time of closure of $1.1 million. During 2001, the Company paid and recorded charges of $2.0 million against the net liabilities of discontinued operations. The unamortized balance in the net liabilities of discontinued operations totaled $4.8 million at December 31, 2001.

A summary of the operating results of iNEXTV are as follows:

	Years ended December 31,		
	2001	2000	1999
	(in thousands)		
Revenues	188	2,896	1,851
Costs and operating expenses excluding amortization	(6,277)	(23,113)	(14,230)
Goodwill amortization and writedown of assets	(211)	(5,412)	(3,328)
Operating loss	(6,300)	(25,629)	(15,707)
Equity in loss of unconsolidated subsidiary	(999)	(903)	(197)
Loss from discontinued operations	(7,294)	(26,536)	(16,622)

Internet revenues in 2000 were principally from webcasting, video production and event marketing services, substantially all of which were provided by the Company's subsidiary, TV onthe WEB, which the Company ceased funding in October 2000. In 2000 and 1999, TV onthe WEB reported a net loss of $9.7 million and $6.0 million, respectively.

Net Loss. The Company reported a net loss of $28.1 million in 2001, $36.7 million in 2000 and $15.6 million in 1999, primarily as a result of the factors discussed above under "Loss from Discontinued Operations and Loss on Disposal of Discontinued Operations."

Benefit from Extinguishment of Mandatorily Redeemable Preferred Stock. The Company issued shares of Common Stock valued at $2.50 per share to satisfy its redemption obligation on the Redeemable and Convertible Preferred Stock, which was higher than fair value per share of Common Stock. As a result, the Company recorded a benefit available to common stockholders in the year ended December 31, 2001, 2000 and 1999 of $5.7 million, $1.3 million and $0.4 million, respectively, representing the difference between the fair value and $2.50 per share for the number of shares issued, on the Consolidated Statements of Operations.

Liquidity and Capital Resources.

General. As a result of continuing losses, the Company's liquidity has declined materially in recent years. In response, the Company has been required to restructure and extend the maturity date of its long-term senior debt, to discontinue unprofitable Internet video operations and to borrow funds from a former affiliate in order to make required contributions to its employee retirement pension plans. The Company has also significantly restructured and down-sized the operations of Data Systems and borrowed funds for working capital purposes. Management believes that these actions, coupled with anticipated royalty collections under licensing agreements presently in effect, should be sufficient to satisfy all projected cash obligations for at least the next 12 months.

Recent Senior Debt Restructurings. In the first quarter of 2002, the Company completed certain previously announced restructurings of its outstanding 12% Senior Notes due 2003 and Data Systems' Senior Discount Notes due March 31, 2002, which are the Company's principal senior debt obligations. The 12% Senior Notes were exchanged for new Notes due 2008 and the due date of the Senior Discount Notes was extended to 2005. The restructured Notes are secured by liens on the Company's royalty stream that may be generated from existing and future patent licenses and, in addition, the Senior Discount Notes are secured by a deed of trust on Data Systems' manufacturing facility in Colorado Springs, CO. and are guaranteed by the Company. The new securities provide for the payment of accrued interest and principal out of "Available Cash Flow" of the Company, which includes all future royalty proceeds received by the Company, net of withholding taxes, pension payments and specified operating expenses, as well as the proceeds of certain potential asset sales, less a working capital reserve of up to $2.5 million. The Company is required to generate a minimum of $25 million of Available Cash Flow during the three years ending December 31, 2004 or an event of default will occur under the Senior Note Indenture. Prior to maturity, the new Notes are payable as to accrued interest and principal solely to the extent of Available Cash Flow (including certain potential asset sales) received by the Company, and unpaid accrued interest will be payable through the issuance of additional Notes or capitalized. The security interest in royalty payments granted to the new 12% Senior Noteholders is subordinated to the security for the Senior Discount Notes and no cash payments on the 12% Senior Notes may be made until all payments of interest and principal have been made on the Senior Discount Notes. All payments due at maturity on the Notes must be made in cash.

Management believes that these restructurings have improved the Company's financial position by deferring significant debt repayments which would otherwise have been due in 2002 and 2003 and by limiting the amount of cash payments required to be made on the restructured Note prior to maturity to the actual amount of Available Cash Flow received by the Company. However, application of Available Cash flow to debt service will substantially restrict the amount of cash flow available for investment in the Company's operations and facilities or other corporate purposes.

The indentures under which the 12% Senior Notes and the Senior Discount Notes were issued contain customary affirmative and negative restrictive covenants that limit the payment of dividends, the incurrence of additional indebtedness or liens, certain sales of assets and other actions by the Company and restricted subsidiaries. In the event of default, the holders of the Notes would be entitled to enforce the liens granted by the Company on its future patent royalty stream and the Colorado Springs facility and to apply amounts collected to repayment of the Notes.

Cash Flow. The decline in cash and short-term investments in 2001 and 2000 from levels at December 31, 1999 resulted primarily from operating losses of the Company's Internet video businesses and operations of the Internet Technology Group that have been closed as of June 30, 2001. Data Systems used cash in its operating activities totaling $1.5 million in 2001 and $0.2 million in 2000 and generated cash from operating activities totaling $1.1 million in 1999. Discontinued operations used cash totaling $8.6 million in 2001, $26.8 million in 2000 and $24.8 million in 1999.

Pursuant to an agreement between the Company, Hillside Capital Incorporated, ("Hillside") and certain other parties, dated November 22, 1994, Hillside is obligated to fund pension contributions in the event the Company is unable to do so. At the Company's request, Hillside has made three pension contributions totaling $1.3 million through December 31, 2001, and has been issued notes by the Company in the amount of the pension contributions. Under the terms of the notes, accrued interest is payable quarterly, a principal payment of $150,000 is due on the first anniversary of each note, wtih the remainder due on the fourth anniversary of the notes. The notes are secured by a lien on Data Systems' inventories. The Company anticipates that additional pension payments to be funded by Hillside in fiscal 2002 may total approximately $6 million, but this amount may vary based on future actuarial valuations.

Ampex has reduced headcount and overhead expenses during 2001 in order to operate at a cash breakeven level at current sales levels, and recorded a restructuring reserve of $3.5 million in connection with its cost reduction initiatives. In the fourth quarter of 2001, the Company reserved for the cost of future lease commitments, less estimated sublet income, for an administrative building that has been vacated. In October 2001, Data Systems entered into a revolving credit agreement providing for borrowings of up to $2.5 million, secured principally by the borrower's inventories. The Company has guaranteed all borrowings. The facility is expected to be repaid in full on March 31, 2002 and it is not expected that it will be renewed or replaced. Management's current projections indicate that Data Systems should generate sufficient liquidity to meet its obligations over at least the next twelve months.

The Company has available, through a subsidiary, a working capital facility that allows it to borrow or obtain letters of credit totaling $7.0 million, based on eligible accounts receivable, through May 2002. At December 31, 2001, the Company had borrowings outstanding of $1.0 million and had letters of credit issued against the facility totaling $1.1 million. At December 31, 2000, the Company had borrowings outstanding of $2.4 million and had letters of credit issued against the facility totaling $1.1 million. The facility is scheduled to expire in May 2002. The Company is seeking to obtain a new $4.0 million accounts receivable line of credit that it believes will be adequate to deal with its currently foreseen seasonal cash flows. If the accounts receivable facility is not replaced or extended, Data Systems will be required to implement alternative cash conservation strategies.

An aggregate listing of the Company's contractual obligations and commercial commitments is as follows:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Senior Debt (a)	57,971	—	—	9,955	48,016
Other debt (b)	1,269	450	—	819	—
Capital lease obligations	44	17	27	—	—
Operating leases (c)	19,605	3,621	6,180	5,436	4,368
Other long-term obligations (d)	35,390	6,766	13,745	10,186	4,693

(a) The maturity date of the Senior Discount Notes is January 2005 and the maturity date of the Senior Notes is August 2008. Pursuant to these agreements, substantially all Available Cash Flow is to be applied first to the Senior Discount Notes in full repayment of principal and accrued interest and second to the Senior Notes in full repayment of principal and accrued interest. Accordingly, payments due on these obligations could vary from the amounts shown in the table. See Note 10 to Consolidated Financial Statements.

(b) Other debt includes Hillside notes payable. See Note 10 to Consolidated Financial Statements.

(c) Operating leases include facility rentals of discontinued operations or abandoned leaseholds which the Company is attempting to sublease. Amounts shown above, exclude projected sublease rental income which the Company has included in establishing reserves for the closure of discontinued operations or reserve for restructuring.

(d) Other long-term obligations include estimated pension contributions for the Ampex Corporation Employees' Retirement Plan based on actuarial assumptions presently in effect and an assumed rate of return on pension assets of 8% per annum. If interest rates decline, if the return on assets is less than projected or the actuarial assumptions change, future pension contributions could increase over amounts shown above. Hillside is contractually obligated to advance the Company funds sufficient to make its pension contributions if the Company does not have the ability to do so. Contributions due to the Media Plan are excluded from the above schedule since Media is primarily obligated to make such contributions. See Note 16 to Consolidated Financial Statements. The Other long-term obligations also includes a foreign defined benefit plan, a foreign retirement allowance and domestic supplementary retirement plans which are included in the Company's liabilities at $8.9 million.

		Amount of Commitment Expiration Per Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Lines of Credit (a)	8,000	8,000	—	—	—
Standby Letters of Credit (b)	1,143	1,143	—	—	—

(a) The Company has a $7.0 million line of credit collateralized by accounts receivable. Borrowings at December 31, 2001 totaled $1.0 million and the largest outstanding amount during 2001 was $2.4 million. The facility is scheduled to expire in May 2002. The Company is seeking to replace this facility with a $4 million line of credit collateralized by accounts receivable but has not received any commitments regarding this facility to date. Data Systems has a $1.0 million short-term inventory line of credit which is scheduled to expire by March 31, 2002, and is not expected to be renewed. See Notes 10 to Consolidated Financial Statements.

(b) The Company has obtained standby letters of credit from a bank to support its obligations under various building leases. The Company has collateralized these standby letters of credit with accounts receivable.

In April 2001, the staff of the American Stock Exchange ("Amex") notified the Company that it would conduct a review of the Company's eligibility for continued listing on the Amex, and requested certain additional information and financial data concerning the Company's business and financial condition. The Company submitted this information and in July the Exchange informed the Company that it would continue the Company's listing pending a review of the September 30, 2001 Form 10-Q, subject to continued monitoring of the Company's public disclosures. Subsequently, the Amex notified the Company that it would continue its listing pending a review of the Company's Form 10-K for 2001.

Recent Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 ("FAS 141"), Business Combinations, and No. 142 ("FAS 142"), Goodwill and Other Intangible Assets. FAS 141 addresses financial accounting and reporting for business combinations and supercedes APB16, Business Combinations. The provisions of FAS 141 are required to be adopted July 1, 2001. The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain.

FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and supercedes APB 17, Intangible Assets. The provisions of FAS 142 are required to be adopted in fiscal years beginning after December 15, 2001. The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The Company has adopted FAS 141 effective July 1, 2001 which will result in the Company accounting for any business combination consummated on or after that date under the purchase method of accounting. The Company will also apply the non-amortization provisions of FAS 142 for any business combination consummated on or after July 1, 2001.

The Company will adopt FAS 142 effective January 1, 2002. At December 31, 2001 there was no goodwill and goodwill amortization on the Company's financial statements.

In August 2001, the FASB issued Statement No. 143 ("FAS 143"), Accounting for Asset Retirement Obligations. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. The company is currently reviewing the requirements of this new standard and has not yet determined its impact on the company's financial position or results of operations.

In October 2001, the FASB issued Statement No. 144 ("FAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes Statement No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and certain provisions of APB Opinion No. 30, Reporting Results of Operations/Reporting the Effects of Disposal of a Segment of a Business. FAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. As a result, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. FAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that can be distinguished and eliminated from the rest of the entity's ongoing operations. The provisions of FAS 144 are effective for fiscal years beginning after December 15, 2001. The company is currently reviewing the requirements of this new standard and has not yet determined its impact on the company's financial position or results of operations.

In February 2002, the Emerging Issues Task Force ("EITF") issued statement D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." This standard requires entities to record out-of-pocket expenses recharged to their customers as revenue. The standard is effective for 2002, with reclassification of prior periods. The Company is currently reviewing the requirements of this new standard and has not yet determined its impact in the Company's results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not use derivative financial instruments in its investment portfolio. The investment portfolio generally has been comprised of US Treasury Bills. These securities mature within one year and are classified as available for sale in accordance with FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest-rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

At December 31, 2001 the Company did not hold any investments. The Company did have a number of cash and cash equivalent accounts whose return varied directly proportionally to US interest rates. A decrease in interest rates would not have a material effect on the current-year financial condition or results of operations.

The Company has a revolving credit line with a domestic financial institution to finance Data Systems' working capital requirements. The Company's domestic revolving credit agreement permits borrowings up to $7.0 million, based on eligible accounts receivable as defined in the agreement, less a standby letter of credit facility in the amount of $2.5 million. Average borrowings under these agreements during both 2001 and 2000 were less than $0.2 million at an average interest rate of 7.7% and 9.8%, respectively. Maximum borrowings outstanding at any time during 2001 and 2000 were $2.4 million and $2.4 million, respectively. At December 31, 2001, the Company had borrowings outstanding of $1.0 million and had letters of credit issued against the facility totaling $1.1 million. If a 10% increase in interest rates were to occur at January 1, 2002 and remain in effect throughout 2002, and the balance remained the same, interest expense and cash outflow would increase by less than $20,000.

Foreign Currency Exchange Rate Risk.

Certain of the Company's licensing agreements are denominated in foreign currencies. Such currencies fluctuate against the US dollar impacting the amount of cash collected and revenue recognized. International revenues from the Company's foreign subsidiaries were less than 25% of total revenues. International product sales are made mostly from the Company's foreign sales subsidiaries and are typically denominated in the local currency of each country. The foreign subsidiaries incur most of their expenses in the local foreign currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

The Company's international business is subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely impacted by changes in these or other factors.

The Company's exposure to foreign exchange rate fluctuations arises in part from intercompany accounts in which costs incurred in the United States are charged to the Company's foreign sales subsidiaries. These intercompany accounts are typically denominated in the US dollar. The Company is also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability. The effect of foreign exchange rate fluctuations on the Company in 2001 and 2000 was not material.

Investment Risk.

The Company has in the past invested in equity instruments of technology companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method when ownership is less than 20% and the Company does not have significant influence over the business operations. The Company's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. All of the Company's investments in the Internet video industry have been written down to their estimated net realizable value.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by Item 8 and the financial statement schedules required by Item 14(d) are included following Item 14 hereof. The supplementary data called for by Item 8 is not applicable to the Company.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The information required by this item is incorporated herein by reference to the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders (the "Proxy Statement").

Information regarding executive officers is included in Part I hereof as Item 4A and is incorporated by reference into this Item 10.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Company's Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the Company's Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the Company's Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM S-K

(a) Documents Filed with this Report:

1. Financial Statements (see Item 8 above).

   Ampex Corporation Consolidated Balance Sheets and Statements of Operations and Comprehensive Income (Loss), of Cash Flows, and of Stockholders' Deficit as of December 31, 2001, 2000 and 1999 and for each of the three years in the period ended December 31, 2001.

2. Financial Statement Schedule (see Item 8 above) Schedule II Valuation and Qualifying Accounts.

3. Exhibits.

Exhibit Number	Description
3.1*	Restated Certificate of Incorporation of the Company, as amended through June 21, 1999.
3.2*	By-Laws of the Company, as amended through April 20, 1995.
4.1	Form of Class A Common Stock Certificate (filed as Exhibit 4.4 to the Company's Post-Effective Amendment No. 1 on Form S-3 to Form S-1 (File No. 33-93312) (the "1996 Form S-3") and incorporated herein by reference).
4.2	Form of Class C Common Stock Certificate (filed as Exhibit 4.5 to the 1996 Form S-3 and incorporated herein by reference.
4.3	Promissory Note in the amount of $1,754,727, issued by the Company to NH Holding Incorporated, dated December 22, 1993 (filed as Exhibit 4.25 to the Company's Form 10-K for its fiscal year ended December 31, 1993 and incorporated herein by reference).

Exhibit Number	Description
4.4*	Indenture, dated as of February 28, 2002, between the Company and State Street Bank and Trust Company, as trustee, relating to the Company's 12% Senior Notes due 2008, including forms of 12% Senior Notes and Security Agreement.
4.5	Note Purchase Agreement dated as of November 6, 2000, among Ampex Data Systems Corporation ("Data Systems"), the Company and the several Purchasers named therein (previously filed as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended September 30, 2000 (the "Third Quarter 2000 10-Q") and incorporated herein by reference).
4.6	Amendment to Note Purchase Agreement, dated as of May 30, 2001, among Data Systems, the Company and the several Note Purchasers named therein (filed as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended June 30, 2001 (the "Second Quarter 2001 Form 10-Q") and incorporated herein by reference).
4.7	Second Amendment to Note Purchase Agreement, dated as of August 13, 2001, among Data Systems, the Company and the several Note Purchasers named therein (filed as Exhibit 4.3 to the Second Quarter 2001 Form 10-Q and incorporated herein by reference).
4.8	Third Amendment to Note Purchase Agreement, dated as of October 26, 2001, among Data Systems, the Company and the several Note Purchasers named therein (filed as Exhibit 4.4 to the Second Quarter 2001 Form 10-Q and incorporated herein by reference).
4.9*	Fourth Amendment to Note Purchase Agreement, dated as of January 31, 2002, among Data Systems, the Company and the several Note Purchasers named therein.
4.10	Form of Second Interest Deferral Agreement, dated as of November 14, 2001, among Ampex Corporation and each of the Holders of the Company's 12% Senior Notes due March 15, 2003 (filed as Exhibit 4.5 to the Company's Form 10-Q for the quarter ended September 30, 2001 (the "Third Quarter 2001 Form 10-Q") and incorporated herein by reference).
4.11	Senior Discount Note due May 31, 2001 in the amount of $6,243,688.89 (previously filed as Exhibit 4.2 to the Third Quarter 2000 10-Q and incorporated herein by reference).
4.12	Senior Discount Note due May 31, 2001 in the amount of $1,895,405.56 (previously filed as Exhibit 4.3 to the Third Quarter 2000 10-Q and incorporated herein by reference).
4.13	Senior Discount Note due May 31, 2001 in the amount of $780,461.11 (previously filed as Exhibit 4.4 to the Third Quarter 2000 10-Q and incorporated herein by reference).
4.14	Deed of Trust, Security Agreement, Financing Statement and Assignment of Rents and Revenues, dated as of November 6, 2000, between Data Systems and the Trustee named therein (previously filed as Exhibit 4.5 to the Third Quarter 2000 10-Q and incorporated herein by reference).
4.15	First Amendment to Deed of Trust, Security Agreement, Financing Statement and Assignment of Rents and Revenues, dated as of May 30, 2001, between Data Systems and the Trustee named therein (filed as Exhibit 4.2 to the Second Quarter 2001 Form 10-Q and incorporated herein by reference).
4.16	Form of Management Rights Letter (previously filed as Exhibit 4.6 to the Third Quarter 2000 10-Q and incorporated herein by reference).
4.17	Form of Management Rights Letter (previously filed as Exhibit 4.7 to the Third Quarter 2000 10-Q and incorporated herein by reference).
4.18	Collateral Security Agreement, dated as of November 6, 2000, between the Company and the Secured Party named therein (previously filed as Exhibit 4.8 to the Third Quarter 2000 10-Q and incorporated herein by reference).
4.19*	Fifth Amendment to Note Purchase Agreement, dated as of March 25, 2002, among Data Systems, the Company and the several Note Purchasers named therein.

Exhibit Number	Description
10.01	Ampex Corporation 1992 Stock Incentive Plan and related documents, as amended through June 18, 1999 (filed as Exhibit 4.01 to the Company's Registration Statement on Form S-8 (File No. 333-81534) and incorporated herein by reference).
10.02	Ampex Systems Corporation Savings Plan (1997 Restatement) (filed as Exhibit 10.3 to the Company's Form 10-K for its fiscal year ended December 31, 1997 (the "1997 Form 10-K") and incorporated herein by reference).
10.03	Ampex Corporation 2000 Stock Bonus Plan, as adopted on June 9, 2000 (filed as Exhibit 4.01 to the Company's Registration Statement on Form S-8 (File No. 333-41652) and incorporated herein by reference).
10.04	Ampex Systems Corporation Employees' Retirement Plan, as amended and restated as of January 1, 1997 (filed as Exhibit 10.4 to the Company's 1997 Form 10-K and incorporated herein by reference).
10.05	Ampex Corporation Supplemental Retirement Income Plan, as amended through September 3, 1985 (filed as Exhibit 10.27 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 33-47660) and incorporated herein by reference).
10.06*	Form of Indemnification Agreement entered into between the Company and members of the Board of Directors.
10.07	Loan and Security Agreement by and between Ampex Finance Corporation and Congress Financial Corporation dated May 5, 1994 (filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 1994 and incorporated herein by reference) and Amendment Agreement dated as of July 31, 1995, second Amendment Agreement, dated March 29, 1996 (filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference), third Amendment Agreement, dated December 26, 1996 (filed as Exhibit 10.13 to the Company's Form 10-K for its fiscal year ended December 31, 1996 (the "1996 Form 10-K") and incorporated herein by reference).
10.08	Fourth Amendment Agreement to Loan and Security Agreement by and between Ampex Finance Corporation and Congress Financial Corporation dated April 7, 1999 (previously filed as Exhibit 10.8 to the Company's Form 10-K for its fiscal year ended December 31, 1999 (the "1999 Form 10-K") and incorporated herein by reference).
10.09	Form of Employment Security Letter entered into between the Company and certain executive officers of the Company, dated July 24, 1998 (previously filed as Exhibit 10.9 to the 1999 Form 10-K and incorporated herein by reference).
10.10*	Lease dated January 19, 1996 by and between Martin/Campus Associates, LP as landlord and the Company as tenant, with respect to approximately 132,150 square feet of premises located on Douglas Avenue and on Broadway in Redwood City, California.
10.11	Amendment dated September 10, 1998 and amendment dated November 19, 1999 to Lease between Martin/Campus Associates, LP as landlord and the Company as tenant.
10.12*	Lease dated January 19, 1996 by and between Martin/Campus Associates, LP as landlord and the Company as tenant, with respect to approximately 60,000 square feet of premises to be constructed on Broadway in Redwood City, California.
10.13	Assignment and assumption of lease dated November 21, 2000 between the Company as assignor and Data Systems as assignee (previously filed as Exhibit 10.15 to the 2000 Form 10-K and incorporated herein by reference).
10.14*	Joint Settlement Agreement dated November 22, 1994, by and among Pension Benefit Guaranty Corporation, the Ampex Group (a group of companies that includes the Company), the Limited Hillside Group and the Sherborne Group.

Exhibit Number	Description
10.15*	Hillside-Ampex/Sherborne Agreement by and among the Ampex Group (a group of companies that includes the Company), the Limited Hillside Group and the Sherborne Group, dated December 1, 1994, as amended.
10.16	Promissory Note dated August 6, 1999, issued by Sherborne Investments Corporation to the Company in the principal amount of $1,779,050 (filed as Exhibit 10.21 to the 2000 Form 10-K and incorporated herein by reference).
10.17*	Promissory Note dated April 18, 2001, issued by Sherborne Capital Incorporated to the Company in the principal amount of $1,848,000.
10.18	Promissory Note dated November 15, 2000, issued by Sherborne Investments Corporation to the Company in the principal amount of $1,015,000.50 (filed as Exhibit 10.23 to the 2000 Form 10-K and incorporated herein by reference).
10.19	Loan Agreement, dated as of October 29, 2001, between Sherborne & Company Incorporated and Data Systems to advance funds up to an aggregate amount at any one time outstanding not in excess of $2,500,000.00 (filed as Exhibit 4.6 to the Third Quarter 2001 Form 10-Q and incorporated herein by reference).
10.20	Secured Promissory Note, dated as of October 29, 2001, between Data Systems and Sherborne & Company Incorporated (filed as Exhibit 4.7 to the Third Quarter 2001 Form 10-Q and incorporated herein by reference).
10.21	Security Agreement, dated as of October 29, 2001, by Data Systems in favor of Sherborne & Company Incorporated (filed as Exhibit 4.8 to the Third Quarter 2001 Form 10-Q and incorporated herein by reference).
10.22	Guarantee Agreement, dated as of October 29, 2001, between the Company and Sherborne & Company Incorporated (filed as Exhibit 4.9 to the Third Quarter 2001 Form 10-Q and incorporated herein by reference).
10.23	Letter Agreement, dated as of October 29, 2001, between the Company and Sherborne & Company Incorporated providing for the issuance to Sherborne & Company Incorporated of 1,000,000 shares of the Company's Class A Common Stock (filed as Exhibit 4.10 to the Third Quarter 2001 Form 10-Q and incorporated herein by reference).
10.24	Form of Note between the Company and Hillside Capital Incorporated to fund pension contributions (filed as Exhibit 4.11 to the Third Quarter 2001 Form 10-Q and incorporated herein by reference).
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Accountants.
24.1*	Power of Attorney (included in the signature page of this Report).

(b) Reports on Form 8-K. No reports on Form 8-K were filed by company during the fourth quarter of 2001.

(c) Exhibits. See Item 14(a)(3) above.

Financial Statement Schedules . See Items 8 and 14(a)(2) above.

* Filed herewith.

SELECTED FINANCIAL DATA

The following table summarizes certain selected financial data, which have been derived from and should be read in conjunction with the Company's Consolidated Financial Statements, and the Notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere herein. There have been no cash dividends declared for the periods presented.

Subsequent to year-end 2000, the Company announced that it was closing MicroNet, a business which manufactured disk-based storage products that Ampex acquired in 1998. The operating results of MicroNet have been classified as "Discontinued Operations" in the Consolidated Statement of Operations for each of the three years ended December 31, 2000. Ampex has excluded the assets and liabilities of MicroNet in the Consolidated Balance Sheets at December 31, 2000. The Consolidated Balance Sheets of prior periods have not been restated to exclude the assets and liabilities of MicroNet.

In the second quarter of 2001, the Company announced that it was closing iNEXTV, a business involved in Internet video operations started in 1999. The operating results of iNEXTV have been classified as "Discontinued Operations" in the Consolidated Statement of Operations for each of the three years ended December 31, 2001. Ampex has excluded the assets and liabilities of iNEXTV in the Consolidated Balance Sheets at June 30, 2000. The Consolidated Balance Sheets of prior periods have not been restated to exclude the assets and liabilities of iNEXTV.

Statement of Operations Data:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Total revenue	$ 46,020	$ 59,854	$ 71,483	$68,394	$92,861
Total costs and operating expenses	48,340	52,153	61,252	68,201	79,397
Income (loss) from continuing operations	(10,875)	1,480	5,012	13,454	14,803
Net income (loss)	(28,129)	(36,696)	(15,568)	10,438	14,803
Diluted income (loss) per share from continuing operations	(0.18)	0.02	0.07	0.25	0.32
Diluted income (loss) per share	(0.38)	(0.50)	(0.21)	0.20	0.32

Balance Sheet Data:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Working capital	$ 4,698	$ 15,024	$ 47,262	$ 69,958	$ 44,607
Total assets	39,173	60,317	107,320	116,001	81,671
Long-term debt	58,790	46,086	44,666	43,380	2
Redeemable preferred stock	30,050	34,346	38,642	43,718	69,970
Convertible preferred stock	102	2,250	3,770	20,000	—
Total stockholders' deficit	(123,599)	(81,235)	(32,822)	(71,154)	(90,015)

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMPEX CORPORATION

By: /s/ Edward J. Bramson
Edward J. Bramson
Chairman and Chief Executive Officer

Date: March 29, 2002

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Edward J. Bramson, Craig L. McKibben, Joel D. Talcott, David Griffin or any of them, with full power to act, his attorney-in-fact, with the power of substitution for him in any and all capacities, to sign any or all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edward J. Bramson Edward J. Bramson	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ Craig L. McKibben Craig L. McKibben	Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)	March 29, 2002
/s/ Douglas T. McClure. Jr. Douglas T. McClure, Jr.	Director	March 29, 2002
/s/ Peter Slusser Peter Slusser	Director	March 29, 2002
/s/ William A. Stoltzfus. Jr. William A. Stoltzfus, Jr.	Director	March 29, 2002

AMPEX CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Ampex Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 33 present fairly, in all material respects, the financial position of Ampex Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) on page 33 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

San Jose, California
March 26, 2002

AMPEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,015	$ 10,384
Short-term investments	—	5,011
Accounts receivable (net of allowances of $153 in 2001 and $269 in 2000)	6,002	9,389
Inventories	13,258	16,546
Other current assets	4,426	4,162
Total current assets	31,701	45,492
Property, plant and equipment	6,599	11,227
Intangible assets, net	—	211
Investment in unconsolidated companies	—	1,678
Deferred pension asset	—	377
Other assets	873	1,332
Total assets	$ 39,173	$ 60,317
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Notes payable	$ 2,584	$ 8,397
Accounts payable	3,665	4,321
Net liabilities of discontinued operations	1,383	2,059
Accrued restructuring costs	2,038	423
Other accrued liabilities	17,333	15,268
Total current liabilities	27,003	30,468
Long-term debt	58,790	46,086
Other liabilities	41,740	27,189
Deferred income taxes	1,213	1,213
Net liabilities of discontinued operations	3,874	—
Total liabilities	132,620	104,956
Commitments and contingencies (Note 15)		
Mandatorily redeemable nonconvertible preferred stock, $1,000 liquidation value:		
Authorized: 69,970 shares in 2001 and in 2000		
Issued and outstanding—none in 2001 and in 2000	—	—
Mandatorily redeemable preferred stock, $2,000 liquidation value:		
Authorized: 21,859 shares in 2001 and in 2000		
Issued and outstanding—15,025 shares in 2001; 17,173 in 2000	30,050	34,346
Convertible preferred stock, $2,000 liquidation value:		
Authorized: 10,000 shares in 2001 and in 2000		
Issued and outstanding—51 shares in 2001; 1,885 in 2000	102	2,250
Stockholders' deficit:		
Preferred stock, $1.00 par value:		
Authorized: 898,171 shares in 2001 and in 2000		
Issued and outstanding—none in 2001 and in 2000	—	—
Common stock, $.01 par value:		
Class A:		
Authorized: 175,000,000 shares in 2001 and in 2000		
Issued and outstanding—61,652,996 shares in 2001; 58,075,396 in 2000	616	581
Class C:		
Authorized: 50,000,000 shares in 2001 and in 2000		
Issued and outstanding—none in 2001 and in 2000	—	—
Other additional capital	428,161	421,578
Notes receivable from stockholders	(4,642)	(4,642)
Accumulated deficit	(510,023)	(481,894)
Accumulated other comprehensive income	(37,711)	(16,858)
Total stockholders' deficit	(123,599)	(81,235)
Total liabilities, redeemable preferred stock and stockholders' deficit	$ 39,173	$ 60,317

The accompanying notes are an integral part of these consolidated financial statements.

AMPEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Year Ended December 31,		
	2001	2000	1999
Royalty income	$ 12,056	12,272	$ 19,850
Product sales	33,964	47,582	51,633
Total revenue	46,020	59,854	71,483
Intellectual property costs	646	1,052	1,268
Cost of product sales	24,451	29,101	33,323
Research, development and engineering	5,494	6,883	8,463
Selling and administrative	14,231	15,117	17,277
Restructuring charges	3,518	—	921
Total costs and operating expenses	48,340	52,153	61,252
Operating income (loss)	(2,320)	7,701	10,231
Interest expense	7,233	5,723	5,461
Amortization of debt financing costs	529	350	349
Interest income	(330)	(1,321)	(2,516)
Other (income) expense, net	(52)	242	10
Income (loss) from continuing operations before income taxes	(9,700)	2,707	6,927
Provision for income taxes	1,175	1,227	1,915
Income (loss) from continuing operations	(10,875)	1,480	5,012
Loss from discontinued operations (net of taxes of nil in 2001, 2000 and 1999)	(6,916)	(31,898)	(20,580)
Loss on disposal of discontinued operations (net of taxes of nil in 2001, 2000 and 1999)	(10,338)	(6,278)	—
Net loss	(28,129)	(36,696)	(15,568)
Benefit from extinguishment of mandatorily redeemable preferred stock	5,720	1,263	374
Net loss applicable to common stockholders	(22,409)	(35,433)	(15,194)
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on marketable securities	—	(141)	141
Foreign currency translation adjustments	(160)	(186)	303
Minimum pension adjustment	(20,693)	(17,553)	29,631
Comprehensive income (loss)	$ (43,262)	$ (53,313)	$ 14,881
Basic income (loss) per share:			
Income (loss) per share from continuing operations	$ (0.18)	$ 0.03	$ 0.09
Loss per share from discontinued operations	$ (0.29)	$ (0.68)	$ (0.39)
Loss per share applicable to common stockholders	$ (0.38)	$ (0.63)	$ (0.29)
Weighted average number of common shares outstanding	59,112,007	56,320,023	53,137,283
Diluted income (loss) per share:			
Income (loss) per share from continuing operations	$ (0.18)	$ 0.02	$ 0.07
Loss per share from discontinued operations	$ (0.29)	$ (0.53)	$ (0.29)
Loss per share applicable to common stockholders	$ (0.38)	$ (0.50)	$ (0.21)
Weighted average number of common shares outstanding	59,112,007	71,527,127	72,047,857

AMPEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net loss	(28,129)	$(36,696)	$ (15,568)
Loss from discontinued operations	17,254	38,176	20,580
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	3,439	2,184	2,422
Loss (gain) on sale of assets	—	6	(928)
Issuance of stock for services rendered	160	—	—
Foregiveness of stockholders note receivable	—	—	176
Changes in operating assets and liabilities:			
Accounts receivable	3,141	372	883
Inventories	3,288	(578)	2,434
Other assets	(252)	(2,607)	(2,565)
Accounts payable	(453)	(1,225)	(77)
Other accrued liabilities and income taxes payable	3,998	(2,884)	2,875
Accrued restructuring costs	424	(3,130)	730
Other liabilities	(2,191)	(922)	(7,663)
Net cash provided by (used in) continuing operations	679	(7,304)	3,299
Net cash used in discontinued operations	(8,705)	(23,106)	(13,146)
Net cash used in operating activities	(8,026)	(30,410)	(9,847)
Cash flows from investing activities:			
Purchases of short-term investments	—	(32,217)	(110,736)
Proceeds received on the maturity of short-term investments	—	50,451	117,274
Proceeds from the sale of short-term investments	5,011	6,640	14,817
Additions to property, plant and equipment	(123)	(399)	(1,275)
Deferred gain on sale of assets	(113)	(815)	(816)
Net cash provided by continuing operations	4,775	23,660	19,264
Net cash provided by (used in) discontinued operations	121	(3,570)	(10,405)
Net cash provided by investing activities	4,896	20,090	8,859
Cash flows from financing activities:			
Borrowings under working capital facilities	34,577	43,137	32,001
Repayments under working capital facilities	(33,734)	(33,486)	(31,252)
Repayment of notes payable-affiliates	—	(12)	(10)
Debt financing costs	—	—	(20)
Proceeds from issuance of common stock	14	346	432
Proceeds from exercise of warrants	—	—	459
Net cash provided by (used in) continuing operations	857	9,985	1,610
Net cash used in discontinued operations	—	(107)	(1,278)
Net cash provided by financing activities	1,017	9,878	332
Effects of exchange rates on cash	(96)	228	(46)
Net decrease in cash and cash equivalents	(2,369)	(214)	(702)
Cash and cash equivalents, beginning of period	10,384	10,598	11,300
Cash and cash equivalents, end of period	$ 8,015	$ 10,384	$ 10,598

The accompanying notes are an integral part of these consolidated financial statements.

AMPEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

For Each of the Three Years in the Period Ended December 31, 2001 (in thousands)

	Common Stock Class A					Accumulated Comprehensive Income (Loss)			
	Shares	Amount	Other Additional Capital	Notes Receivable from Stockholders	Accumulated Deficit	Unrealized Gain (Loss) on Short-Term Investments	Cumulative Translation Adjustment	Minimum Pension Liability Adjustment	Total Stockholders' Deficit
Balances, December 31, 1998	49,783	$498	$391,849	$(4,818)	$(429,630)	—	$578	$(29,631)	$ (71,154)
Net loss	—	—	—	—	(15,568)	—	—	—	(15,568)
Translation adjustments	—	—	—	—	—	—	303	—	303
Unrealized gain (loss) on short-term investments	—	—	—	—	—	$ 141	—	—	141
Minimum pension liability adjustment	—	—	—	—	—	—	—	29,631	29,631
Note forgiveness	—	—	—	176	—	—	—	—	176
Preferred stock converted or redeemed	5,339	53	21,253	—	—	—	—	—	21,306
Exercise of warrants	204	2	457	—	—	—	—	—	459
Issuance of shares for investment in Executive Branch Webcasting	304	3	1,449	—	—	—	—	—	1,452
Stock options exercised	312	3	429	—	—	—	—	—	432
Balances, December 31, 1999	55,942	$559	$415,437	$(4,642)	$(445,198)	$ 141	881	—	$ (32,822)
Net loss	—	—	—	—	(36,696)	—	—	—	(36,696)
Translation adjustments	—	—	—	—	—	—	(186)	—	(186)
Unrealized gain (loss) on short-term investments	—	—	—	—	—	(141)	—	—	(141)
Minimum pension liability adjustment	—	—	—	—	—	—	—	(17,553)	(17,553)
Preferred stock converted or redeemed	1,930	20	5,797	—	—	—	—	—	5,817
Exercise of warrants	—	—	23	—	—	—	—	—	23
Stock options exercised	203	2	321	—	—	—	—	—	323
Balances, December 31, 2000	58,075	$581	$421,578	$(4,642)	$(481,894)	—	$695	$(17,553)	$ (81,235)
Net loss	—	—	—	—	(28,129)	—	—	—	(28,129)
Translation adjustments	—	—	—	—	—	—	(160)	—	(160)
Minimum pension liability adjustment	—	—	—	—	—	—	—	(20,693)	(20,693)
Issuance of shares to Sherborne	1,000	10	150	—	—	—	—	—	160
Preferred stock converted or redeemed	2,578	25	6,419	—	—	—	—	—	6,444
Stock based compensation charge for non-employees	—	—	14	—	—	—	—	—	14
Balances, December 31, 2001	61,653	$616	$428,161	$(4,642)	$(510,023)	—	$535	$(38,246)	$(123,599)

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Ampex Corporation

Ampex Corporation ("Ampex" or the "Company") is a leading innovator of visual information technology. The Company, through its wholly-owned subsidiary, Ampex Data Systems Corporation, ("Data Systems") incorporates this technology in the design and manufacturer of very high performance tape-based storage products, principally for digital recording, archiving and rapid restore/backup applications. The Company also leverages its investment in research and development through its Corporate Licensing division that licenses Ampex patents to manufacturers of consumer electronics products.

Ampex had announced its intention to sell Data Systems and for the nine months ended September 30, 2001 and the years ended December 31, 2000 and 1999 the Company's consolidated financial statements included this subsidiary's operations as a business held for sale. The Company engaged financial advisors to represent it and conducted discussions with prospective buyers who expressed interest in purchasing Data Systems. Ampex did not receive offers to purchase Data Systems that, in the opinion of the Company's Board of Directors, were adequate. Accordingly, the Company has ceased its efforts to sell Data Systems and has restated financial statements for all periods to include Data Systems as a component of its continuing operations for all periods presented.

In the second quarter of 2001, the Company determined that the Internet video operations of its wholly-owned subsidiary, iNEXTV, were unlikely to generate sufficient advertising revenues to achieve profitability within an acceptable time frame. Accordingly, as of June 30, 2001, the Company closed iNEXTV's operations and discontinued funding its subsidiary, AENTV in Los Angeles and its partially-owned affiliate, TV1.de in Munich, Germany. The Company's Internet operations have been classified as discontinued operations for all periods presented.

As of the year-end 2000, Ampex decided to discontinue the operations of MicroNet Technology, Inc. ("MicroNet"), its wholly-owned subsidiary that made high performance disk arrays and storage area network products. The operations of MicroNet have been classified as "Discontinued Operations" in the Consolidated Statements of Operations for all periods presented. At December 31, 2000, the Company established a reserve for the costs of closure and to write-off its investment in MicroNet which is included in "Loss on Disposal of Discontinued Operations." As a result, there are no assets or liabilities of MicroNet included in the Consolidated Balance Sheet as of December 31, 2001 and 2000.

The Company's continuing operations consist of Ampex's intellectual property licensing department and Data Systems.

Liquidity

As a result of continuing losses, the Company's liquidity has declined materially in recent years. In response, the Company has been required to restructure and extend the maturity date of its long-term senior debt, to discontinue unprofitable Internet video operations and to borrow funds from a former affiliate in order to make required contributions to its employee retirement pension plan. The Company has also entered into agreements with certain vendors to extend the due date of related accounts payable balances. The Company has also significantly restructured and down-sized the operations of Data Systems and borrowed funds for working capital purposes. Management currently believes that these actions, coupled with anticipated royalty collections under licensing agreements presently in effect, should be sufficient to satisfy all projected cash obligations for at least the next 12 months. The Company has experienced a substantial reduction in its cash and marketable securities which declined to $8.0 million at December 31, 2001 from $15.4 million at December 31, 2000.

As further discussed in Note 10, in the first quarter of 2002, the Company completed certain previously announced restructurings of its outstanding 12% Senior Notes due 2003 and Data Systems' Senior Discount Notes due 2002, which are the Company's principal senior debt obligations. The 12% Senior Notes were exchanged for new Notes due 2008 and the due date of the Senior Discount Notes was extended to 2005. Management believes that these restructurings have improved the Company's financial position by deferring significant debt repayments which would otherwise have been due in 2002 and 2003 and by limiting the amount of cash payments required to be made on the restructured Note prior to maturity to the actual amount of Available Cash Flow received by the Company. In addition, as discussed at Note 10, pursuant to agreements between the Company, Hillside Capital Incorporated, ("Hillside") and certain other parties, Hillside is obligated to fund pension contributions in the event the Company is unable to do so. At the Company's request, Hillside has made three pension contributions totaling $1.3 million through December 31, 2001, and has issued notes by the Company in the amount of the pension contributions. Under the terms of the notes, $150,000 is due on the first anniversary of each note, with the remainder due on the fourth anniversary of the notes.

The Company has available, through a subsidiary, a working capital facility that allows it to borrow or obtain letters of credit totaling $7.0 million, based on eligible accounts receivable, through May 2002, the facility expiration date. At December 31, 2001, the Company had borrowings outstanding of $1.0 million and had letters of credit issued against the facility totaling $1.1 million. The Company is seeking to obtain a new $4.0 million accounts receivable line of credit that it believes will be adequate to deal with its currently foreseen seasonal cash flows. If the accounts receivable facility is not replaced or extended, Data Systems will be required to implement alternative cash conservation strategies.

The Company's ability to meet its obligations in the normal course of business is dependent upon, among other items, its ability to collect trade accounts receivable, competitively price product sales and services with the market at a profit, and obtain additional working capital financing.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with Generally Accepted Accounting Principles. All intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation. These reclassifications had no effect on the prior years' stockholders' deficit or net income.

Ampex had announced its intention to sell Data Systems and included this subsidiary's operations as a business held for sale. The Company has ceased its efforts to sell Data Systems and has restated financial statements for all periods included in this Form 10-K to include Data Systems as a component of its continuing operations for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of investments with original maturities of 90 days or less.

Short-term and Long-term Investments

The Company's investments are comprised primarily of debt securities and consist of highly liquid U.S. Treasury instruments, investments in high yield mutual funds and U.S. corporate securities. All investments are classified as available for sale. Investments with remaining maturities of less than 12 months from the balance sheet date are classified as short-term investments. Investments with remaining maturities of more than 12 months from the balance sheet date are classified as long-term assets. Unrealized gains and losses, if material, are reported net of tax as a separate component of stockholders' equity under accumulated comprehensive income until realized. Realized gains and losses, if any, are determined using the specific identification method.

Long-Term Contracts

Revenues and estimated profits on long-term contracts performed over extended periods of time are recognized on the percentage-of-completion method based on the total direct costs expected to be incurred on the contract. Revenues and profits on long-term contracts are based on the Company's estimates to complete and are reviewed periodically, with adjustments recorded in the period in which revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Estimated costs associated with progress billings on long-term contracts are netted against inventory and totaled $0.7 million at December 31, 2001 and $1.8 million at December 31, 2000.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis which approximates the first in, first out (FIFO) method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and stated net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets ranging from three to nine years for machinery and equipment and five to 50 years for buildings and improvements. When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in the results of operations.

Intangible Assets

The net book value of goodwill associated with acquisitions was nil at December 31, 2001 and $0.2 million at December 31, 2000. Goodwill was being amortized on a straight-line basis and is included within the Consolidated Balance Sheets caption intangible assets, net. On June 30, 2001, the Company wrote off unamortized goodwill in connection with the closing its Internet video operations. During 2000, the Company ceased funding operating losses MicroNet and TV onthe WEB, and wrote off its remaining investment in those subsidiaries, including all unamortized goodwill. The Company regularly reviews the carrying value of intangible assets and writes down the carrying value of long-lived assets to the extent estimated future undiscounted operating cash flows are not sufficient to recover the carrying value of these assets over their remaining useful life.

Foreign Currency Translation

Assets and liabilities of subsidiaries located outside the United States have been translated at rates in effect at year end. Revenues and expenses are translated at average rates during the year. Local currencies are considered to be the functional currencies for all of the Company's foreign subsidiaries. Accordingly, the effects of translating the financial statements of foreign subsidiaries into U.S. dollars are reported in the cumulative translation adjustment, a separate component of stockholders' deficit. Foreign currency transaction gains and losses, which are included in other expense, were not material in the periods reported.

Revenue Recognition

Royalty income is recorded when earned and receipt is assured. Revenue on product sales and services are recognized at the time products are shipped and at the time services are rendered to customers. The Company provides for estimated costs to be incurred for product upgrades as well as costs that may be incurred for product warranties upon shipment.

Research, Development and Engineering

Research and development costs are expensed as incurred and amounted to $5.0 million, $5.4 million and $7.8 million in 2001, 2000 and 1999, respectively. Other engineering costs, principally incurred in connection with product introductions and process enhancements, amounted to $0.5 million, $1.5 million and $0.7 million in 2001, 2000 and 1999, respectively.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. Under this method, deferred income taxes are recognized for temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 19.

Foreign withholding taxes have been provided on the undistributed earnings of foreign subsidiaries, giving recognition to applicable tax rates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of risk consist principally of short-term and long-term investments and trade receivables. The Company invests its temporary cash balances in U.S. treasury obligations, high yield mutual funds and U.S. corporate securities and, by policy, limits the investment maturity and the amount of credit exposure to any one financial institution or type of investment. The Company performs ongoing credit evaluations on its customers, and collateral is generally not required for trade receivables.

Fiscal Year

The Company's fiscal year is the 52 or 53-week period ending on the Saturday nearest December 31. Fiscal 2001, 2000 and 1999 were 52-week years.

Comprehensive Income (Loss)

Comprehensive income (loss) as defined includes all changes in equity (net assets) during a period from non-owner sources. Accumulated other comprehensive income (loss), as presented on the accompanying

Consolidated Balance Sheets, consists of the net unrealized gains (losses) on available-for-sale securities, net of tax, cumulative translation adjustments, net of tax, and the minimum pension adjustment.

Income (Loss) Per Common Share

Basic income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share is computed giving effect to all potentially dilutive common shares that were outstanding during the period.

Stock Options

The Company accounts for stock-based awards to employees in accordance with APB No. 25 ("APB 25"), Accounting for Stock Issued to Employees and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock Based Compensation. See Note 15.

Fair Value of Financial Instruments

For certain instruments that are short-term in nature, such as cash and cash equivalents, short-term investments and working capital facilities, carrying value approximates fair value. The Company's Senior Notes and Senior Discount Notes have been valued at approximately par value at December 31, 2001 and December 31, 2000 by the Company; however no securities have traded recently in the secondary market. Management has determined that it is not practical to estimate fair value for note payable-other, as no market for such instruments currently exists. See Note 10.

Recent Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 ("FAS 141"), Business Combinations, and No. 142 ("FAS 142"), Goodwill and Other Intangible Assets. FAS 141 addresses financial accounting and reporting for business combinations and supercedes APB16, Business Combinations. The provisions of FAS 141 are required to be adopted July 1, 2001. The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain.

FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and supercedes APB 17, Intangible Assets. The provisions of FAS 142 are required to be adopted in fiscal years beginning after December 15, 2001.The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The Company has adopted FAS 141 effective July 1, 2001 which will result in the Company accounting for any business combination consummated on or after that date under the purchase method of accounting. The Company will also apply the non-amortization provisions of FAS 142 for any business combination consummated on or after July 1, 2001.

The Company will adopt FAS 142 effective January 1, 2002. At December 31, 2001 there was no goodwill and goodwill amortization on the Company's financial statements.

In August 2001, the FASB issued Statement No. 143 ("FAS 143"), Accounting for Asset Retirement Obligations. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The standard is effective for 2003. The company is currently reviewing the requirements of this new standard and has not yet determined its impact on the company's financial position or results of operations.

In October 2001, the FASB issued Statement No. 144 ("FAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes Statement No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and certain provisions of APB Opinion No. 30, Reporting Results of Operations / Reporting the Effects of Disposal of a Segment of a Business. FAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. As a result, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. FAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that can be distinguished and eliminated from the rest of the entity's ongoing operations. The provisions of FAS 144 are effective for fiscal years beginning after December 15, 2001. The company is currently reviewing the requirements of this new standard and has not yet determined its impact on the company's financial position or results of operations.

In February 2002, the Emerging Issues Task Force ("EITF") issued statement D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." This standard requires entities to record out-of-pocket expenses recharged to their customers as revenue. The standard is effective for 2002, with reclassification of prior periods. The Company is currently reviewing the requirements of this new standard and has not yet determined its impact in the Company's results of operations.

Note 3—Discontinued Operation

In February 2001, the Board of Directors of the Company authorized management to close MicroNet, its wholly-owned subsidiary that made high performance disk arrays and Storage Area Networks, and to establish a reserve of $2.1 million for the costs of closure and to write off its investment of $4.2 million as of December 31, 2000. Ampex transferred MicroNet assets to an entity that distributed the asset sale proceeds to MicroNet creditors.

Through December 31, 2001, the Company paid and charged $1.2 million against the restructuring reserve. During 2001, the Company entered into sublease agreements that reduced its estimated future lease costs by $0.4 million which was recognized as income from discontinued operations. The remaining balance of the MicroNet reserve totals $0.5 million and is included in its net liabilities of discontinued operations. This obligation has not been discounted to present value.

A summary of the operating results of MicroNet are as follows:

	Years ended December 31,		
	2001	2000	1999
		(in thousands)	
Revenues	—	12,128	10,988
Costs and operating expenses excluding amortization	—	(16,277)	(13,732)
Goodwill amortization	—	(1,213)	(1,214)
Operating loss	—	(5,362)	(3,958)
Income (loss) from discontinued operations	378	(5,362)	(3,958)

In July 2001, the Board of Directors of the Company authorized management to close iNEXTV's operations in New York City and to cease future funding its other Internet-based affiliates, AENTV in Los Angeles and TV1.de in Munich, Germany. The Company established a reserve to write down its investment to net realizable value and to provide for the costs of closure at the end of the quarter ended June 30, 2001.

A summary of the loss on disposal of iNEXTV are as follows:

	Years ended December 31,		
	2001	2000	1999
		(in thousands)	
Impairment charge	(4,602)	—	—
Provision for closure	(5,736)	—	—
Loss on disposal of discontinued operations	(10,338)	—	—

The impairment charge represents the write down of the Company's investment in its Internet video businesses, including an additional investment in TV1 during the first quarter of 2001 of $1.7 million, to estimated net realizable value. The net liabilities of iNEXTV reflected on its balance sheet after the impairment charge, together with the provision for closure costs, are included in the net liabilities of discontinued operations. The provision for closure costs includes future payments to be made over a seven-year period for facility rental commitments and related costs of $5.0 million, employee and contractor severance costs of $0.6 million and other costs of $0.1 million. In addition to the reserve for closure, the net liabilities of discontinued operations for iNEXTV included the reclassification of certain liabilities at the time of closure of $1.1 million. During 2001, the Company paid and recorded charges of $2.0 million against the net liabilities of discontinued operations. The unamortized balance in the net liabilities of discontinued operations totaled $4.8 million at December 31, 2001.

A summary of the operating results of iNEXTV are as follows:

	Years ended December 31,		
	2001	2000	1999
		(in thousands)	
Revenues	188	2,896	1,851
Costs and operating expenses excluding amortization	(6,277)	(23,113)	(14,230)
Goodwill amortization and writedown of assets	(211)	(5,412)	(3,328)
Operating loss	(6,300)	(25,629)	(15,707)
Equity in loss of unconsolidated subsidiary	(999)	(903)	(197)
Loss from discontinued operations	(7,294)	(26,536)	(16,622)

Internet revenues in 2000 were principally from webcasting, video production and event marketing services, substantially all of which were provided by the Company's subsidiary, TV onthe WEB, which the Company ceased funding in October 2000. In 2000 and 1999, TV onthe WEB reported a net loss of $9.7 million and $6.0 million, respectively.

Note 4—Computation of Basic and Diluted Income (Loss) per Share

A reconciliation of the numerator and denominator of basic and diluted income (loss) per common share is provided as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2001	2000	1999
Numerator			
Income (loss) from continuing operations	$(10,875)	$ 1,480	$ 5,012
Net loss applicable to common stockholders	$(22,409)	$(35,433)	$(15,194)
Denominator—Basic			
Weighted average common stock outstanding	59,112	56,320	53,137
Basic income (loss) per share from continuing operations	$ (0.18)	$ 0.03	$ 0.09
Basic loss per share	$ (0.38)	$ (0.63)	$ (0.29)
Denominator—Diluted			
Weighted average common stock outstanding	59,112	56,320	53,137
Effect of dilutive securities:			
Warrants	—	—	344
Stock options	—	277	1,448
Contingent shares	—	629	720
Conversion of redeemable preferred stock	—	14,301	16,399
	59,112	71,527	72,048
Diluted income (loss) per share from continuing operations	$ (0.18)	$ 0.02	$ 0.07
Diluted loss per share	$ (0.38)	$ (0.50)	$ (0.21)

In connection with the acquisition of MicroNet, the Company issued 720,000 shares of Common Stock from escrow in November 2000 subsequent to the resolution of certain contingencies. These shares have been included in the computation of basic and diluted weighted average common stock outstanding from the issue date and in diluted weighted average common stock outstanding prior to the issue date in periods when their inclusion is dilutive.

In the year ended December 31, 2001, the Company issued 859,200 shares of Common Stock to redeem 1,074 shares of Convertible Preferred Stock and 1,718,400 shares of Common Stock were issued to redeem 2,148 shares of Redeemable Preferred Stock. In the year ended December 31, 2000, 380,000 shares of Common Stock were issued to convert 760 shares of Convertible Preferred Stock and 1,549,500 shares of Common Stock were issued to redeem 2,148 shares of Redeemable Preferred Stock. In the year ended December 31, 1999, 4,057,500 shares of Common Stock were issued to convert 8,115 shares of Convertible Preferred Stock and 1,282,200 shares of Common Stock were issued to redeem 2,538 shares of Redeemable Preferred Stock. Such shares of common stock are included in the weighted average common stock outstanding from the dates of exchange.

Shares of Common Stock potentially issuable to satisfy the Company's remaining redemption obligation on the Convertible Preferred Stock and the Redeemable Preferred Stock have been included in the computation of diluted weighted average common stock outstanding in the periods where their deemed issuance would have a dilutive effect. If the Company was to satisfy its remaining redemption obligations by issuing Common Stock, based on the floor conversion price, an additional 12,060,800 shares of Common Stock would be issued over the number of common shares included in the diluted income per share computation at December 31, 2001.

Stock options to purchase 3,661,694 shares of Common Stock at prices ranging from $0.17 to $6.00 per share were outstanding at December 31, 2001, but were not included in the computation of diluted loss per share because they are anti-dilutive.

Stock options to purchase 3,517,511 shares of Common Stock at prices ranging from $0.4375 to $6.00 per share were outstanding at December 31, 2000. The Stock options were included in the computation of diluted weighted average common stock outstanding at December 31, 2000 where the exercise price was lower than the average market value of the common shares.

Stock options to purchase 3,175,134 shares of Common Stock at prices ranging from $1.06 to $6.00 per share were outstanding at December 31, 1999. The Stock options were included in the computation of diluted weighted average common stock outstanding at December 31, 1999 where the exercise price was lower than the average market value of the common shares.

In January 1998, Warrants to purchase 1,020,000 shares of Common Stock at $2.25 per share were issued in connection with the issuance of the Senior Notes. See Note 10. The Warrants were included in the computation of diluted weighted average common stock outstanding at December 31, 2000 and 1999 when the exercise price was lower than the average market value of the common shares. On May 10, 1999, Warrants were exercised for 204,000 shares of Common Stock, which are included in the weighted average common stock outstanding from the date of issuance. The remaining outstanding warrants are excluded from the computation of weighted average common stock outstanding at December 31, 2001, as they are anti-dilutive.

Note 5—Supplemental Schedule of Cash Flow Information

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Interest paid	$ 2,742	$ 5,330	$ 5,323
Income taxes paid	1,230	1,258	1,638
Debt financing costs	179	—	20
Warrants	—	(23)	(459)
Common stock issued for EBWC acquisition	—	—	731
Common stock issued for services rendered	160	—	721
Preferred stock (redemptions)	(4,296)	(4,296)	(5,076)
Preferred stock (conversions)	(2,148)	(1,521)	(16,230)

Note 6—Investments

There were no investments held by the Company at December 31, 2001. The carrying and market value of investments at December 31, 2000 are as follows:

	Available-for-Sale December 31, 2000			
	Carrying Value	Unrealized Gains	Fair Value	Scheduled Maturity Date
	(in thousands)			
U.S. government and agency obligations	$4,998	$ —	$4,998	Feb. 2001
High yield mutual funds	13	—	13	
Total	$5,011	$ —	$5,011	
Due within 1 year	$5,011			

U.S. corporate securities are reported as other assets.

Note 7—Inventories

	December 31,	
	2001	2000
	(in thousands)	
Raw materials	$ 6,133	$ 7,506
Work in process	4,156	4,805
Finished goods	2,969	4,235
Total	$13,258	$16,546

Inventories include a write down for obsolete and slow-moving items of $12.1 million and $10.2 million at December 31, 2001 and December 31, 2000, respectively. Inventory disposals, which had previously been written down totaled $1.2 million and $4.8 million, during 2001 and 2000, respectively. In the fourth quarter of 2001, the Company included an additional provision for obsolete inventory of $2.1 million.

Note 8—Property, Plant and Equipment

	December 31,	
	2001	2000
	(in thousands)	
Land	$ 952	$ 952
Buildings and improvements	10,077	10,673
Furniture, fixtures and equipment	24,218	29,235
	35,247	40,860
Less accumulated depreciation	(28,648)	(29,633)
Total	$ 6,599	$ 11,227

Depreciation charged to continuing operations was $1.2 million, $1.3 million and $1.8 million in 2001, 2000 and 1999, respectively. During the year, the Company retired fixed assets from continuing operations with a gross book value of $1.3 million. Furniture, fixtures and equipment associated with the Company's discontinued Internet video operations, totaling $3.2 million, were included at December 31, 2000.

Note 9—Other Accrued Liabilities

	December 31, 2001	December 31, 2000
	(in thousands)	
Compensation and employee benefits	$ 2,492	$ 4,009
Pension	7,056	2,968
Interest payable	10	1,570
Deferred revenue and customer deposits	4,914	2,111
Warranty and other product costs	1,581	1,936
Capital lease	—	314
Taxes	307	245
Environmental	150	250
Other	823	1,865
Total	$17,333	$15,268

The increase in accrued pension liabilities from December 31, 2000 to December 31, 2001 is primarily attributed to the change in interest rate assumptions and actuarial gains. See Note 16.

Note 10—Debt

	December 31, 2001	December 31, 2000
	(in thousands)	
Notes Payable		
Senior discount notes	$ —	$ 8,240
Working capital facility	977	—
Notes payable to Sherborne & Company Incorporated—related party	1,000	—
Hillside notes payable	450	—
Note payable—other	157	157
Total	$ 2,584	$ 8,397
Long-term Debt		
Senior discount notes	$ 9,955	$ —
Working capital facilities	—	2,403
Hillside notes payable	819	—
Senior notes	48,016	43,683
Total	$58,790	$46,086

Notes Payable to Sherborne & Company Incorporated—Related Party

In October 2001, Data Systems entered into a revolving credit agreement, providing for borrowings of up to $2.5 million, secured principally by Data System's inventory. The Company has guaranteed all borrowings. Availability under the agreement declines to $1.5 million in January 2002, to $750,000 in February 2002 and the loan is due and payable in full on March 31, 2002. The Company does not intend to seek to renew the facility. Borrowings bear interest at 8% per annum on the outstanding balance. As a commitment fee Ampex issued to the lender 1 million shares of its Common Stock having a market value of approximately $160,000 which was taken as a charge to amortization of debt financing costs. Data Systems had been seeking such financing for several months but was unable to obtain it on commercially reasonable terms. The lender, Sherborne & Company Incorporated, is a related party of the Company and is wholly-owned by Edward Bramson, the Chairman and Chief Executive Officer of Ampex Corporation.

Note Payable—Other

The note is a noninterest-bearing demand promissory note held by NH Holding Incorporated. The outstanding balance at December 31, 2001 of $0.2 million is expected to be paid or converted into shares of Common Stock in 2002.

Working Capital Facilities

Ampex has a revolving credit line with a domestic financial institution to finance working capital requirements that is scheduled to expire in May 2002. The Company's domestic revolving credit agreement permits borrowings up to $7.0 million, based on eligible accounts receivable as defined in the agreement, less a standby letter of credit facility in the amount of $2.5 million. Average borrowings under these agreements during both 2001 and 2000 were less than $0.2 million at an average interest rate of 7.7% and 9.8%, respectively. Maximum borrowings outstanding at any time during 2001 and 2000 were $2.4 million and $2.4 million, respectively. At December 31, 2001, the Company had borrowings outstanding of $1.0 million and had letters of credit issued against the facility totaling $1.1 million. At December 31, 2000, the Company had borrowings outstanding of $2.4 million and had letters of credit issued against the facility totaling $1.1 million. The Company pays a monthly commitment fee of 0.5% per annum based on the average daily unused amount. The borrowings are collateralized by certain current assets of the Company. The Company is seeking to replace this line of credit with a $4 million line of credit but has not received any binding commitments to date.

Hillside Notes

In 1994, the Company, the Pension Benefit Guaranty Corporation ("the PBGC") and certain affiliates, including Hillside Capital Incorporated, ("Hillside"), who were members of a "group under common control" for purposes of the Employee Retirement Income Security Act ("ERISA") entered into certain agreements in connection with the reorganization of the Company's former parent, NH Holding Incorporated ("NHI"), relating to the pension plans of the Company and of its former Media subsidiaries, which are substantially underfunded. See Note 16 of the Notes to Consolidated Financial Statements. Pursuant to these agreements, Hillside is obligated to fund pension contributions in the event the Company is unable to do so. At the Company's request, Hillside has made three pension contributions totaling $1.3 million through December 31, 2001. The Company has issued notes to Hillside in the amount of the pension contributions. Under the terms of the Notes, $150,000 is due on the first anniversary of the Note with the remainder due on the fourth anniversary of the Notes. The Hillside Notes provide for interest payable quarterly at 1 percent plus 175% of the applicable mid-term Federal rate, (effective rate of 8.87% at December 31, 2001). The Company has agreed to grant to Hillside a security interest in certain assets as collateral for advances which it is required to make pursuant to the agreement. The agreement contains certain restrictive covenants which, among other things, restrict the Company's ability to declare dividends, sell all or substantially all of its assets or commence liquidation, or engage in specified transactions with certain related parties, breach of which could result in acceleration of the Company's potential termination liabilities.

Senior Notes and Senior Discount Notes

In 1998, the Company issued $44.0 million of 12% Senior Notes, due March 15, 2003, together with Warrants to purchase 1.02 million shares of Common Stock which were valued at $765,000 using the Black-Scholes model. The Warrants are exercisable at $2.25 per share at any time on or prior to March 15, 2003. In November 2000, Data Systems issued Senior Discount Notes providing net proceeds of $8 million that have accreted in value at an annual rate of 20% to $10.0 million at December 31, 2001. In the first quarter of 2002, the Company restructured its outstanding 12% Senior Notes due 2003 and Data Systems' Senior Notes due March 31, 2002.

The 12% Senior Notes were exchanged for new Notes due 2008 and the due date of the Senior Discount Notes was extended to 2005. The restructured Notes are secured by liens on the Company's royalty stream that may be generated from existing and future patent licenses and, in addition, the Senior Discount Notes are secured by a deed of trust on Data Systems' manufacturing facility in Colorado Springs, CO. and are guaranteed by the Company. The new securities provide for the payment of accrued interest and principal out of "Available Cash Flow" of the Company, which includes all future royalty proceeds received by the Company, net of withholding taxes and specified operating expenses, as well as the proceeds of certain potential asset sales, less a working capital reserve of up to $2.5 million. The Company is required to generate a minimum of $25 million of Available Cash Flow during the three years ending December 31, 2004 or an event of default will occur under the Senior Note Indenture. Prior to maturity, the new Notes are payable as to accrued interest and principal solely to the extent of Available Cash Flow (including certain potential asset sales) received by the Company, and unpaid accrued interest will be payable through the issuance of additional Notes or capitalized. The security interest in royalty payments granted to the new 12% Senior Noteholders is subordinated to the security for the Senior Discount Notes and no cash payments on the 12% Senior Notes may be made until all payments of interest and principal have been made on the Senior Discount Notes. All payments due at maturity on the Notes must be made in cash.

The Indentures under which the new securities were issued contain customary affirmative and negative restrictive covenants that limit the payment of dividends, the incurrence of additional indebtedness or liens, certain sales of assets and other actions by the Company and restricted subsidiaries. In the event of default, the holders of the Notes would be entitled to enforce the liens granted by the Company on its future patent royalty stream and the Colorado Springs facility and to apply amounts collected to repayment of the Notes.

Noncurrent Maturities of Long-term Debt

The following table summarizes the scheduled noncurrent maturities of the Company's long-term debt as of December 31, 2001, for years subsequent to 2002:

Year	(in thousands)
2005	$10,774
2008	48,016

Note 11—Other Liabilities

	December 31, 2001	December 31, 2000
	(in thousands)	
Pension	$28,465	$13,924
Reserve for tax liabilities	11,669	11,669
Other postemployment benefits	279	194
Environmental	1,020	1,020
Other	307	382
Total	$41,740	$27,189

The increase in accrued pension liabilities from December 31, 2000 to December 31, 2001 is primarily attributed to the change in interest rate assumptions and actuarial gains. See Note 16.

Note 12—Commitments and Contingencies

Leases

The Company leases certain manufacturing and office facilities and equipment under operating lease agreements. At December 31, 2001 future annual lease obligations under leases with noncancellable lease terms in excess of one year were as follows:

Year	(in thousands)
2002	$ 3,621
2003	3,264
2004	2,916
2005	2,731
2006	2,705
Thereafter	4,368
	$19,605

Total rent expense for all operating leases for continuing operations was $3.0 million, $2.5 million and $4.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The following is a schedule by years of future minimum lease payments under a capital lease together with the present value of the net minimum lease payments as of December 31, 2001:

Year	(in thousands)
2002	$ 17
2003	17
2004	10
Net minimum lease payments	44
Less amount representing interest	(10)
Present value of net minimum lease payments	$ 34

The capital lease was signed by a discontinued operation and was supported by a guarantee issued by the Company. The asset has been written off as part of the reserve established at the time of closing the discontinued operation.

Legal Proceedings

The Company is currently a defendant in lawsuits that have arisen in the ordinary course of its business. Certain subsidiaries have been assessed income and value-added taxes together with penalties and interest. Management does not believe that any such lawsuits or unasserted claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

The State of California assessed income tax in the amount of $0.5 million for the period 1983 – 1985 while the Company was a subsidiary of The Signal Companies (currently Honeywell International Inc.). On January 2, 2002, the Company was granted a deferral of its appeal until October 2002, in order for it to enter into settlement discussions with the Franchise Tax Board regarding the outstanding assessment that, with interest and penalty, totals $2.7 million at December 31, 2001.

Environmental Matters

Ampex's facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and hazardous substances. Owners and occupiers of sites containing hazardous substances, as well as generators and transporters of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for investigative and cleanup costs and damages arising out of past disposal activities. Ampex has been named from time to time as a potentially responsible party by the United States Environmental Protection Agency with respect to contaminated sites that have been designated as "Superfund" sites, and are currently engaged in various environmental investigation, remediation and/or monitoring activities at several sites located off Company facilities. Management has provided reserves, which have not been discounted, related to investigation and cleanup costs and believes that the final disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has not accrued any liability for costs that might be assessed against it by federal or state environmental agencies involving sites owned by the Company's former subsidiary Media. Media is primarily responsible for the cleanup at its facilities and at off site locations. The Company believes that it has no material contingent liability in connection with the Media properties.

Guarantees

The Company has certain arrangements with banks primarily to facilitate the issuance of performance guarantees or letters of credit. At December 31, 2001 and 2000, the Company was contingently liable for $1.2 million of general performance guarantees and letters of credit.

Note 13—Preferred Stock

Each share of Convertible Preferred Stock and Redeemable Preferred Stock entitles the holder thereof to receive noncumulative dividends at the rate of 8% per annum, if declared by the Company's Board of Directors. Each share of Convertible Preferred Stock may be converted, at the option of the holder thereof, at a conversion price of $4.00 per share, into 500 shares of Common Stock, subject to adjustment under certain circumstances. Beginning in June 2001, the Company became obligated to redeem any remaining Convertible Preferred Stock in quarterly installments through December 2008. For the year ended December 31, 2001, the Company issued 859,200 shares of Common Stock to satisfy the quarterly redemption requirements, leaving 51 shares of Convertible Preferred Stock outstanding. For the year ended December 31, 2000, the holders of 760 shares of Convertible Preferred Stock converted their holdings into 380,000 shares of Common Stock. Beginning in June

1999, the Company became obligated to redeem the Redeemable Preferred Stock in quarterly installments through March 2008. For the year ended December 31, 2001, the Company issued 1,718,400 shares of its Common Stock to satisfy the quarterly redemption requirements, leaving 15,025 shares of Redeemable Preferred Stock outstanding. The Company is obligated to redeem approximately $4.4 million face amount of Convertible and Redeemable Preferred Stock over the next twelve months. The Company has the option to make mandatory redemption payments either in cash or in shares of Common Stock. In the event that the Company does not have sufficient funds legally available to make any mandatory redemption payment in cash, the Company will be required to make such redemption payment by issuing shares of Common Stock. Shares of Common Stock issued to make any optional or mandatory redemption payments will be valued at the higher of $2.50 or fair market value per share of Common Stock. The Company intends to issue shares of Common Stock to satisfy its redemption obligation on the Redeemable Preferred Stock through December 31, 2002. To the extent that the floor redemption price exceeds the fair value of shares issued to redeem the Convertible Preferred Stock and the Redeemable Preferred Stock the Company recognizes a benefit from extinguishment of preferred stock.

Note 14—Related Party Transactions

In October 2001, Data Systems entered into a revolving credit agreement with Sherborne & Company Incorporated, a related party of the Company, which is wholly-owned by Edward Bramson, the Chairman and Chief Executive Officer of Ampex Corporation. The agreement provides for borrowings of up to $2.5 million, declining to $1.5 million in January 2002, to $750,000 in February 2002 with the balance due and payable in full on March 31, 2002. The loan is secured principally by Data System's inventory and the Company has guaranteed all borrowings. Borrowings bear interest at 8% per annum on the outstanding balance. As a commitment fee Ampex issued to the lender 1 million shares of its Common Stock having a market value of approximately $160,000. See Note 10.

The Company holds three promissory notes included in stockholder's deficit, totaling $4.6 million, issued by affiliated companies controlled by Edward Bramson, the Chairman and Chief Executive Officer of Ampex Corporation. The notes bear interest at 7.96%, 6.34% and 5.74% per annum, mature in January 2005, October 2007 and October 2008, and are secured by a pledge of 1,300,000, 400,000 and 400,000 shares of Class A Stock of the Company, respectively. The promissory notes represent indebtedness originally incurred in connection with the purchase of shares of Class A Stock of the Company by Mr. Bramson or his designees in prior fiscal years. The shares of Class A Stock that collateralize these notes currently have a market value substantially less than the principal amount of the notes. In the event of non-payment of any of the notes, there is no assurance that the Company could recover the full amount thereof.

Note 15—Common Stock, Stock Options and Warrants

The Company's authorized capital stock consists of Class A Common Stock ("Class A Stock"), Class C Common Stock ("Class C Stock", and collectively with Class A Stock, the "Common Stock") and Preferred Stock. Shares of Class C Stock and Preferred Stock are generally nonvoting except in circumstances specified in the Company's charter documents or as otherwise required by applicable corporate law. Accordingly, holders of Class A Stock are generally the only stockholders with voting rights. Each share of Class C Stock converts into one share of Class A Stock automatically following transfer unless otherwise elected by the transferee.

The Company's 1992 Stock Incentive Plan (the "Stock Incentive Plan") for directors, executive officers and other key employees provides for the granting of "nonqualified stock options" and "incentive stock options" to acquire Common Stock and/or the granting of stock appreciation rights to obtain, in cash or shares of Common Stock, the benefit of the appreciation of the value of shares of Common Stock after the grant date.

On June 18, 1999, at the Company's Annual Meeting, stockholders authorized the issuance of an additional 4,000,000 shares of Common Stock under the 1992 Stock Incentive Plan. The Company is currently authorized to issue up to 8,250,000 shares of Common Stock under the Stock Incentive Plan.

At December 31, 2001, there were 3,661,694 options outstanding, including 1,302,610 vested options. The exercise prices range from $0.17 to $6.00 per share and vesting schedules vary from immediate vesting to vesting over a three-year period.

	Shares Available for Grant	Number of Options	Price per Share	Aggregate Exercise Price	Weighted Average Exercise Price
Balances, December 31, 1998	1,276,093	2,342,977	$1.06-10.50	$ 3,421,358	$1.46
Authorized	4,000,000	—	—	—	—
Granted	(1,298,850)	1,298,850	2.13-5.88	4,696,869	3.62
Canceled	154,977	(154,977)	1.06-10.50	(620,292)	4.00
Exercised	—	(311,716)	1.06-3.75	(406,674)	1.30
Balances, December 31, 1999	4,132,220	3,175,134	$ 1.06-6.00	$ 7,091,261	$2.23
Granted	(1,337,200)	1,337,200	0.438-3.88	2,594,953	1.94
Canceled	790,760	(790,760)	1.06-5.88	(2,150,438)	2.72
Exercised	—	(204,063)	1.06-1.50	(219,748)	1.08
Balances, December 31, 2000	3,585,780	3,517,511	$0.438-6.00	$ 7,316,028	$2.08
Granted	(2,285,000)	2,285,000	0.17-0.40	573,960	0.25
Canceled	2,140,817	(2,140,817)	0.38-5.88	(4,500,985)	2.10
Balances, December 31, 2001	3,441,597	3,661,694	$ 0.17-6.00	$ 3,389,003	$0.93

For the years ended December 31, 2001, 2000 and 1999, the weighted average fair value of options granted was $0.15, $1.24 and $2.10 per share, respectively.

At December 31, 2001, 2000 and 1999 there were 816,000 Warrants outstanding exercisable at $2.25 per share, to provide a like number of shares of Common Stock.

The options outstanding and currently exercisable by exercise price at December 31, 2001 are as follows:

Options Outstanding				Options Currently Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.17-$1.50	2,885,685	2.92	$0.53	813,293	$1.24
$1.56-$4.25	685,287	1.19	2.08	430,503	2.25
$4.87-$6.00	90,722	0.89	4.91	58,814	4.92
	3,661,694	2.54	$0.93	1,302,610	$1.74

The fair values of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	December 31,		
	2001	2000	1999
Expected life (years)	1.0–3.5	1.0–3.5	1.0–3.5
Risk-free interest rate	2.0–4.52%	5.46–6.60%	4.59–6.59%
Expected volatility	1.29–1.60	1.03–1.25	0.95–1.5
Expected dividend yield	—	—	—

The Company has elected to account for employee stock options using the intrinsic value method prescribed by APB 25, and therefore compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Had compensation cost for the Company's stock-based compensation plan been determined on the fair value of the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income (loss) and diluted income (loss) per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Net loss applicable to common stockholders:			
As reported	$(22,409)	$(35,433)	$(15,194)
Pro forma	$(22,606)	$(36,770)	$(17,987)
Basic loss per share:			
As reported	$ (0.38)	$ (0.63)	$ (0.29)
Pro forma	$ (0.38)	$ (0.65)	$ (0.34)
Diluted loss per share:			
As reported	$ (0.38)	$ (0.50)	$ (0.21)
Pro forma	$ (0.38)	$ (0.51)	$ (0.25)

These proforma disclosures are not necessarily representative of the effects on reported net income (loss) for future years.

Note 16—Pension Plans

The Company's domestic employees participate in a qualified noncontributory defined benefit pension plan. Benefits are based on years of service and salary levels during the highest 60 consecutive months of the last 120 consecutive months of service. In early 1994, the Company amended the plan to terminate benefit service and compensation credit accruals as of February 1, 1994. The impact of this curtailment was not material to the Company's liability accounts relating to its pension plan. Certain of the Company's employees employed by its foreign subsidiaries are covered by contributory pension plans maintained and funded in accordance with local laws.

Pension expense for the domestic plan in 2001, 2000 and 1999 consisted of the following:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Interest on projected benefit obligation	$ 12,340	$ 12,398	$ 11,744
Expected return on assets	(12,937)	(14,145)	(13,006)
Recognized actuarial loss (gain)	—	—	2,083
Net periodic pension cost (benefit)	$ (597)	$ (1,747)	$ 821

The domestic plan funded status and amounts included in the consolidated balance sheets are as follows:

	December 31,	
	2001	2000
	(in thousands)	
Actuarial present value of benefits:		
Vested and total accumulated benefits	$ 171,680	$ 165,752
Projected benefit obligation	$(171,680)	$(165,752)
Less: plan assets at fair value	145,171	157,722
	(26,509)	(8,030)
Unrecognized net loss	—	—
Accrued pension cost	$ (26,509)	$ (8,030)

The Company remains the plan sponsor of a pension plan ("Media Plan") although it disposed of the company ("Media") in November 1995. Media is contractually required to provide funding for its obligations under the plan, but if it fails to do so, the Company will be required to make any required termination liability payments. As of December 31, 2001, the Company's consolidated balance sheets included $0.3 million in "other accrued liabilities" for the Media Plan's unfunded status. The Media Plan's projected benefit obligation and plan assets at fair value at December 31, 2001, were approximately $47.3 million and $40.1 million, respectively.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	December 31,	
	2001	2000
	(in thousands)	
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$165,752	$164,747
Interest cost	12,340	12,398
Actuarial gain	7,917	2,000
Benefits paid	(14,329)	(13,393)
Benefit obligation at the end of the year	$171,680	$165,752
Change in plan assets:		
Fair value of plan assets at the beginning of the year	$157,722	$175,803
Actual return on plan assets	(436)	(8,640)
Company contributions	2,214	3,952
Benefits paid	(14,329)	(13,393)
Fair value of plan assets at the end of the year	$145,171	$157,722
Accrued benefit liability	$ (26,509)	$ (8,030)
Accumulated other comprehensive income	40,945	19,655
Net amount recognized	$ 14,436	$ 11,625

Actuarial assumptions as of December 31, 2001 and 2000 are as follows:

	December 31,	
	2001	2000
Assumed discount rate	7.25%	7.75%
Rate of compensation increase	N/A	N/A
Expected long-term rate of return	8.0%	9.0%

Pension contributions in 2001 totaling $1.3 million were funded through the issuance of Notes to Hillside. See Note 10. Assets of the domestic pension plan are invested in directed trusts. At December 31, 2001 and 2000, assets of the directed trusts were primarily invested in U.S. government obligations, corporate stocks and bonds and units of common investment funds consisting of short-term interest bearing instruments and common stock.

In accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, the Company has recorded an additional minimum pension liability for the underfunded plan of $38.2 million representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities at December 31, 2001. To the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligations, the increase or decrease in liabilities was charged directly to stockholders' deficit. For 2001 and 2000, stockholders' deficit was charged $20.6 million and $17.6 million, respectively. At December 31, 1999, the Company recorded a deferred pension asset of $5.6 million representing the excess of the fair value of plan assets less the unrecognized net actuarial gain over the accumulated benefit obligation.

The components of foreign pension expense were as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Service cost	$—	$—	$—
Interest cost	117	120	118
FAS 88 income	—	—	(207)
Amortization and deferral	—	—	—
Net periodic pension cost (benefit)	$117	$120	$(89)

The reconciliation of the funded status of the foreign plans is as follows:

	December 31,			
	2001 Plans in Which		2000 Plans in Which	
	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets
	(in thousands)			
Actuarial present value of benefits:				
Vested and total accumulated benefits	$—	$ 1,630	$—	$ 1,880
Projected benefit obligation	$—	$(1,630)	$—	$(1,880)
Remaining unrecognized transition net (asset) obligation	—	(73)	—	144
Prepaid (accrued) pension cost	$—	$(1,703)	$—	$(1,736)

The Company also maintains a 401(k) savings plan available to domestic employees. The Company matches certain portions of employee contributions after one year of service. Contributions and expenses in connection with this plan amounted to $0.4 million, $0.5 million and $0.6 million for the year ended December 31, 2001, 2000 and 1999, respectively.

Note 17—Royalty Income

In 2001 and 1999, the Company received and recognized payments attributable to negotiated settlements related to prior years' sales of products by licensees. Such payments amounted to $3.5 million and $6.7 million in 2001 and 1999, respectively. The royalties for 2000 and the balance of royalties earned in 2001 and 1999 represents royalties for product shipments in the current period.

Note 18—Restructuring Charges (Credits)

Restructuring charges (credits) for the years ended December 31, 2001, 2000 and 1999 consist of the following:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Provisions for vacated lease obligations	$2,000	$—	$(3,827)
Write-down of property, plant and equipment	451	—	440
Provisions for employee separation costs	1,014	—	2,545
Provisions for relocation	53	—	301
Costs associated with closure of foreign subsidiaries	—	—	1,462
	$3,518	$—	$ 921

The Company recorded a net restructuring charge in 2001 of $3.5 million. The Company's consolidation of facilities in Redwood City, California resulted in a total charge of $2.5 million including a $2.0 million provision for future lease obligations, net of estimated sublease rental income, $0.5 million for the write-off of leasehold improvements and $53 thousand in connection with relocation charges. The remaining $1.0 million restructuring charge represented costs associated with the elimination of approximately 86 U.S. positions in engineering, manufacturing and administration which were completed by year-end. At December 31, 2001, the Company had a $2.0 million remaining liability entirely related to the future lease obligations.

The Company recorded a net restructuring charge after certain credits in 1999 of $0.9 million. The charge included $3.3 million in connection with the Company's elimination of 86 U.S. positions in engineering, manufacturing and administration associated with the relocation of its DCRsi manufacturing operations and other functions from its Redwood City, California facility to its Colorado Springs, Colorado facility and $1.5 million for the closure of its German subsidiary, offset by a credit of $3.9 million related to favorable lease terminations at its Redwood City, California location.

The lease obligations associated with the Company's restructuring have not been discounted to present value.

Note 19—Income Taxes

Income (loss) from continuing operations before income taxes for domestic and foreign operations consisted of the following:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Domestic	$(9,272)	$2,723	$6,924
Foreign	(428)	(16)	3
	$(9,700)	$2,707	$6,927

The provision for (benefit of) income taxes consisted of the following:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Current:			
Federal	$ —	$ —	$ —
State	(24)	10	—
Foreign	(31)	(35)	(95)
Foreign withholding taxes on royalty income	1,230	1,252	2,010
	1,175	1,227	1,915
Long-term:			
State	—	—	—
Foreign	—	—	—
	—	—	—
	$1,175	$1,227	$1,915

The difference between taxes computed by applying the statutory federal corporate income tax rate (effective for 2001, 2000, and 1999) to income (loss) from continuing operations before income taxes and the actual provision for income taxes was as follows:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Federal income tax provision at statutory rate	$(3,395)	$ 947	$ 2,424
Domestic losses not benefited	3,245	—	—
Foreign gains not taxed	—	—	(1)
Foreign losses not benefited	150	6	—
Rates in excess of U.S.	1,230	1,252	2,010
Temporary differences not previously benefited	—	(953)	(2,423)
Other, net	(55)	(25)	(95)
	$ 1,175	$1,227	$ 1,915

The following table shows the major components of the deferred income tax assets and liabilities as of December 31, 2001 and 2000:

	December 31, 2001	December 31, 2000
	(in thousands)	
Inventory basis differences	$ 3,687	$ 3,176
Restructuring reserves and other liabilities not yet deductible for tax purposes	14,009	5,518
Loss carryforwards	84,758	48,904
Foreign withholding taxes on undistributed earnings of foreign subsidiaries	(1,213)	(1,213)
Property, plant and equipment basis differences	712	696
Credit from prior year's minimum tax	1,191	1,191
Other	1,894	4,170
Less valuation allowance	(106,251)	(63,655)
Deferred tax liability	$ (1,213)	$ (1,213)

A valuation allowance has been established to reduce the deferred tax asset to the amount expected to be realized.

As at December 31, 2001, the Company had net operating loss carryforwards for income tax purposes of $217 million expiring in the years 2005 through 2021. As a result of the financing transactions that were completed in April 1994 and February 1995, the Company's ability to utilize its net operating losses and credit carryforwards as an offset against future consolidated federal income tax liabilities will be restricted in its application, which will result in a material amount of the net operating loss never being utilized by the Company.

Note 20—Segment Reporting

The Company has the following operating segments: high-performance mass data storage systems, instrumentation recorders and professional video products; licensing of intellectual property. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company evaluates segment performance based on return on operating assets employed. Profitability is measured as income or loss from continuing operations before income taxes excluding goodwill amortization and restructuring charges.

Intersegment sales and transfers are accounted for at current market prices but they were not significant to revenues.

	Year Ended December 31, 2001			
	Mass Data Storage Systems/ Instrumentation Recorders	Licensing of Intellectual Property	Eliminations and Corporate	Totals
Revenues from external customers	$33,964	$12,056	$ —	$ 46,020
Interest income	62	—	268	330
Interest expense	2,223	—	5,010	7,233
Depreciation, amortization and accretion	2,601	2	836	3,439
Segment income (loss)	(6,629)	11,410	(14,481)	(9,700)
Segment assets	24,821	—	14,352	39,173
Expenditures for segment assets	150	—	—	150

	Year Ended December 31, 2000			
	Mass Data Storage Systems/ Instrumentation Recorders	Licensing of Intellectual Property	Eliminations and Corporate	Totals
Revenues from external customers	47,582	$12,272	$ —	59,854
Interest income	194	—	1,127	1,321
Interest expense	919	—	4,804	5,723
Depreciation, amortization and accretion	1,375	3	806	2,184
Segment income (loss)	1,429	11,220	(11,169)	1,480
Segment assets	31,740	2	28,575	60,317
Expenditures for segment assets	399	—	—	399

	Year Ended December 31, 1999			
	Mass Data Storage Systems/ Instrumentation Recorders	Licensing of Intellectual Property	Eliminations and Corporate	Totals
Revenues from external customers	$51,633	$19,850	$ —	$ 71,483
Interest income	255	—	2,261	2,516
Interest expense	624	—	4,837	5,461
Depreciation, amortization and accretion	1,446	3	973	2,422
Segment income (loss)	(2,736)	18,582	(10,834)	5,012
Segment assets	29,937	5	77,378	107,320
Expenditures for segment assets	990	—	285	1,275

Note 21—Foreign Operations

The following table shows certain financial information relating to the Company's operations in various geographical areas:

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Total revenue:			
United States	$ 42,683	$ 56,439	$ 65,963
Europe, Africa and the Middle East	3,030	4,425	8,574
Other foreign	2,331	3,409	3,286
Eliminations and corporate expenses	(2,024)	(4,419)	(6,340)
Total	$ 46,020	$ 59,854	$ 71,483

	Year Ended December 31,		
	2001	2000	1999
	(in thousands)		
Income (loss) from continuing operations before income taxes:			
United States	$ (9,085)	$ 2,699	$ 8,851
Europe, Africa and the Middle East	(278)	(70)	(1,946)
Other foreign	(337)	78	22
Total	$ (9,700)	$ 2,707	$ 6,927
Loss from discontinued operations:			
United States	$(17,254)	$(38,176)	$(20,580)

	Year Ended December 31,	
	2001	2000
	(in thousands)	
Identifiable assets:		
United States	$28,488	$37,912
Europe, Africa and the Middle East	924	2,316
Other foreign	981	1,217
Eliminations and corporate assets	8,780	18,872
Total	$39,173	$60,317

Transfers between geographic areas are at cost plus a reasonable profit. Identifiable assets are classified by the location of the Company's facilities and include cash, investments, accounts receivable, inventories, intangible assets, other assets, deferred pension and property, plant and equipment. Corporate assets consisted principally of cash, investments, interest receivable, deferred pension assets, deferred financing fees and intangible assets at December 31, 2001 and 2000.

Note 22—Major Customers

The Company recorded revenue from one licensee and one customer in 2001, which each individually accounted for more than 10% of the total revenue and collectively accounted for 24.8%. In 1999, the Company recorded revenue from one licensee which accounted for 14% of the total revenue. There were no licensees and customers who accounted for more than 10% of the total revenue in 2000.

Note 23—Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2001 and 2000.

Fiscal 2001	(In thousands, except share and per share data)			
Quarters ended	March 31	June 30	Sept. 30	Dec. 31
Total revenue	$12,161	$ 10,309	$ 9,589	$ 13,961
Operating loss	(1,272)	(1,253)	320	(115)
Loss from continuing operations	(3,121)	(3,216)	(1,904)	(2,634)
Net loss applicable to common stockholders	(5,824)	(15,808)	(188)	(589)
Diluted loss per share from continuing operations	$ (0.05)	$ (0.06)	$ (0.03)	$ (0.04)
Diluted income (loss) per share applicable to common stockholders	$ (0.10)	$ (0.27)	$ 0.00	$ (0.01)

Fiscal 2000				
Quarters ended	March 31	June 30	Sept. 30	Dec. 31
Total revenue	$14,858	$ 15,616	$ 14,455	$ 14,925
Operating income (loss)	2,198	2,291	1,809	1,403
Income (loss) from continuing operations	1,057	551	336	(464)
Net loss applicable to common stockholders	(6,939)	(7,918)	(10,026)	(10,550)
Diluted income (loss) per share from continuing operations	$ 0.01	$ 0.01	$ 0.00	$ (0.01)
Diluted loss per share applicable to common stockholders	$ (0.09)	$ (0.11)	$ (0.14)	$ (0.18)

CHAIRMAN'S LETTER

continued from inside front cover

In order to generate current income, licensing efforts are heavily directed towards digital camcorders, but we have parallel programs to license our technology for numerous other products, including digital still cameras and DVD recorders. The patents in question derive from high-end professional video products that Ampex introduced 7–10 years ago, which has been the typical elapsed time before such technology finds its way into the consumer market. Potential licensing opportunities from these sources could be very significant, but it is not possible at this point to gauge the likelihood of success. If any agreements are concluded we will, of course, report them in future quarterly reports.

The withdrawal from sale of Data Systems and the cash losses of iNEXTV severely strained Ampex's liquidity in 2001. During the first quarter of the current year, we accomplished a refinancing of almost all of our indebtedness that provides significant near-term relief from debt service issues. However, debt levels remain high and the related interest expense will increase the difficulty of returning to overall profitability. In these circumstances we are working to optimize the returns from our existing businesses, Data Systems and the licensing program. This has to remain our priority until debt has been reduced to a more manageable level, at which time we can increase our focus on growth strategies.

While Ampex has avoided the fate of many of our Internet competitors, we are still in the process of rebuilding in the aftermath of a terrible year. The people who work at the Company have done an outstanding job in very difficult circumstances. We are fortunate to have their continuing dedication.

This letter summarizes some of the information that is contained in the annual report on form 10-K that is attached. I encourage you to read the full report for a better understanding of the risks and opportunities that we face in 2002.

Yours sincerely,

Edward Bramson

This Annual Report contains predictions, projections and other statements about the future that are intended to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Forward-looking statements relate to various aspects of the Company's operations and strategies, including but not limited to: its sales forecasts for future periods; the Company's marketing, product development, acquisition, investment, licensing and other strategies; the effect of possible continuing losses; redemption of the Company's outstanding Preferred Stock; possible future issuances of debt or equity securities; the Company's liquidity and anticipated interest expenses; the risk of significant future losses from operations; new business development and industry trends; the possible need to raise additional capital in order to meet the Company's obligations and most other statements that are not historical in nature. Important factors that could cause actual results to differ materially from those described in the forward-looking statements are described in cautionary statements included in this Annual Report and/or in the Company's Form 10-K for fiscal 2001, filed with the Securities and Exchange Commission. In assessing forward-looking statements, readers are urged to consider carefully these cautionary statements. Forward-looking statements speak only as of the date of this Annual Report, and the Company disclaims any obligations to update such statements. References to net loss refer to net loss applicable to common stockholders.

Corporate Directory

Executive Officers

Edward J. Bramson
Chairman, Ampex Corporation

Robert L. Atchison
Vice President, Ampex Corporation

Craig L. McKibben
Vice President and Chief Financial Officer, Ampex Corporation

Joel D. Talcott
Vice President and Secretary, Ampex Corporation

Board of Directors

Edward J. Bramson
Chairman, Ampex Corporation

Craig L. McKibben
Vice President and Chief Financial Officer, Ampex Corporation

Douglas T. McClure, Jr.
Managing Director, The Private Merchant Banking Company

Peter Slusser
President and Chief Executive Officer, Slusser Associates, Inc. and GBH Investments, Inc.

William A. Stoltzfus, Jr.
Retired Vice President, Chemical Bank

Corporate Headquarters

Ampex Corporation
1228 Douglas Avenue
Redwood City, California 94063-3199
Telephone: (650) 367-4111
Facsimile: (650) 367-4669
http://www.ampex.com

Independent Accountants

PricewaterhouseCoopers LLP
San Jose, California

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
Toll Free: (877) 777-0800

SEC Form 10-K

The Company's Annual Report to the Securities and Exchange Commission on Form 10-K (excluding exhibits) will be furnished without charge to stockholders upon written request to:

Ampex Corporation
Investor Relations
1228 Douglas Avenue
Redwood City, California 94063-3199
Telephone: (650) 367-4111
Facsimile: (650) 367-4669
E-mail: investor@ampex.com

Stock Listing

Ampex Class A Common Stock is listed on the American Stock Exchange under the symbol AXC.